10/20

08005472

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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Metabolic Pharmaceuticals

*CURRENT ADDRESS

**FORMER NAME

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OCT 2 2 2008

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FILE NO. 82- 34880 FISCAL YEAR 6-30-08

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DAT : 10/20/08

Metabolic Pharmaceuticals Limited

6-20-08
AR/S

2008 Annual Report



metabolic

Contents

Company Profile

Metabolic Pharmaceuticals Limited (ASX: MBP, NASDAQ OTC: MBLPY) is a Melbourne based, ASX-listed biotechnology company. In July 2008, Metabolic entered into an agreement to acquire PolyNovo Biomaterials Ltd a company developing polymers for use in medical devices. Completion of the transaction is subject to satisfactory due diligence reviews and shareholder approvals. Metabolic is a partner in an early stage research project targeting motor neuron disease and is preparing a data package to out-licence its osteoporosis programme.

Message from the Chairman

Dear Shareholders,
Metabolic experienced a difficult year in 2007–08. The Company closed its clinical programme for neuropathic pain which demonstrates the risk involved in drug development. Metabolic was clearly disappointed by this outcome, both for shareholders and also for patients who are not relieved by the limited medications currently available.

Following the closure of our pain programme, the Company has early stage research projects and a substantial amount of cash. The Board took numerous steps during the year to conserve cash, including an extensive reduction in staff and the closure of the Company's laboratory. Our strategic objective has been to identify and then complete an M&A transaction that will enable Metabolic to reinvent itself and build value for shareholders.

In July 2008, Metabolic signed a binding term sheet to acquire PolyNovo Biomaterials Ltd ("PolyNovo"). Metabolic had been actively searching for the right M&A opportunity for around 12 months. Of the numerous opportunities screened and evaluated by the Board over that time, it concluded that PolyNovo presented the greatest potential to create significant value for our shareholders. This acquisition is subject to satisfactory due diligence reviews and various shareholder approvals.

PolyNovo is an exciting company based in Melbourne with several high potential projects, including licensing arrangements with major international healthcare and medical device companies. PolyNovo is focused on developing a novel patented family of biodegradable polymers, NovoSorb™, for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

The strategic rationale for the acquisition is to provide Metabolic with a future development path, including a potential income stream triggered by milestones from international licensing deals already secured by PolyNovo. The various medical devices being developed by PolyNovo address large global markets. Furthermore, we concluded that developing NovoSorb™ presents less risk than drug development as the pathway to market is typically faster for medical devices.

In addition, Metabolic intends to continue the research on *Neural Regeneration Peptides* in its joint venture project with Neuren Pharmaceuticals Limited and will update its data package for the osteoporosis programme with the objective of out-licensing the drug.

Board changes
Several Board changes have occurred during the year, including the resignation of Dr Roland Scollay. The Board conveyed its appreciation to Dr Scollay for his contributions during his term, in particular for his high level of professionalism in the last year, which has been a difficult time for the Company. Dr Arthur Emmett, Dr Evert Vos and Dr Chris Belyea also resigned as Directors during the year. We sincerely thank all of these former Directors for their contribution. With the recent appointment of Mr Iain Kirkwood, Mr Franklyn Brazil and Mr Paul Lappin as Directors, the Board believes it has the appropriate composition of skills and experience to progress the Company through due diligence reviews to complete its acquisition of PolyNovo. Further details regarding each member of the Board of Directors are provided in the Directors' Report.

On behalf of the Board, I would also like to sincerely thank all of Metabolic's staff who served during the year for their dedication and hard work in such trying circumstances.

Rob Stewart, Chairman
September 2008

The Board of Directors of Metabolic Pharmaceuticals Limited ("Metabolic") resolved to submit the following report together with the Annual Financial Report in respect of the financial year ended 30 June 2008.

Board of Directors and Senior Management

The names and details of Directors and Senior Management during the year and until the date of this report are contained in this section. Directors and Senior Management were in office for the entire period unless otherwise stated.

Mr Rob Stewart
Non-executive Chairman, LLB (Hons), B.Com, MBA (Harvard)
Mr Rob Stewart joined the Board of Metabolic in April 2007. Mr Stewart is a company Director and management consultant. Mr Stewart gained his Bachelor of Law degree (with honours) and Commerce degree from the University of Melbourne in 1971 and 1972 respectively, and obtained an MBA from Harvard University in 1976. He is currently President of the Board of the Baker IDI Heart and Diabetes Institute, Chairman of Melbourne IT Limited, Chairman of C E Bartlett Pty Ltd and a non-executive Director of Mitchell Communication Group Limited (formerly emitch Limited) and QSR International Pty Ltd. He has prior experience in the biotechnology sector having been Chairman of Meditech Research Limited from 2005 to 2006, when it was taken over by Alchemia Limited.

Amongst other previous Board roles, he was also a non-executive Director of Memtec Ltd, a high technology filtration company, from 1988 until 1997. Memtec listed on the NASDAQ and then the New York Stock Exchange prior to being taken over by a US company in 1997. Mr Stewart was National Managing Partner of Minter Ellison, one of Australia's leading law firms, for 11 years, retiring in June 1999. He also spent five years with Pacific Dunlop from 1976 to 1981 in a variety of general management positions within the Footwear Group.

Mr Stewart brings to the Board a wealth of experience as a Director and Chairman of various public listed companies and extensive broad ranging commercial expertise.

Other listed directorships held during 1 July 2005 and 30 June 2008
Melbourne IT Limited (nine years), Meditech Research Limited (during 2005–2006), and Mitchell Communication Group Limited (eight years).

Mr Don Clarke
Non-executive Director, LLB (Hons)
Mr Don Clarke joined the Board of Metabolic in April 2007. Mr Clarke has been a partner with the law firm Minter Ellison since 1988, after having joined the firm in 1980. Mr Clarke gained his Bachelor of Law degree (with honours) from the University of Melbourne in 1976. His principal areas of practice include capital raisings, corporate restructures, business acquisitions and funding for business expansions and new ventures. Mr Clarke was appointed a non-executive Director of Circadian Technologies Limited in 2005 and Webjet Limited in 2008.

Mr Clarke brings to the Board extensive industry experience and legal expertise.

Other listed directorships held during 1 July 2005 and 30 June 2008
Circadian Technologies Limited (three years) and Webjet Limited (six months).

Mr Iain Kirkwood (Appointed in April 2008)
Non-executive Director, MA Hons (Oxon), FCPA, FFTP, MAICD
Mr Iain Kirkwood joined the Board of Metabolic in April 2008. Mr Kirkwood is an experienced private consultant, investor and a non-executive Director of both listed and unlisted public companies. He has considerable practical and operational experience gained from a successful financial career spanning 30 years in a range of industries including auditing, resources, manufacturing and healthcare in Australia, Britain and the US. He has been involved in numerous M&A transactions, IPOs and has held a range of senior financial and general management positions in Santos Ltd, Pilkington plc, F.H. Faulding & Co Ltd and Clinuvel Pharmaceuticals Ltd. He is presently a non-executive Director of Medical Developments International Limited and Vision Group Holdings Limited.

Mr Kirkwood brings to the Board expertise in business finance, capital raising, strategic and restructuring projects.

Other listed directorships held during 1 July 2005 and 30 June 2008
Medical Developments International Limited (five years), Vision Group Holdings Limited (four years) and Clinuvel Pharmaceuticals Ltd (2005).

Board of Directors and Senior Management

Mr Franklyn Brazil (Appointed in May 2008)
Non-executive Director

Mr Franklyn Brazil joined the Board of Metabolic in May 2008. Mr Brazil was the founding investor and a former Director of Wotif.com Holdings Pty Ltd, a successful online hotel accommodation provider. He is an experienced investor who manages a large portfolio of investments in listed companies and has extensive commercial and rural property interests. Mr Brazil has held a number of representative positions in his community and in primary industry bodies at State and National levels. He is a substantial shareholder of Metabolic with shares representing approximately 15 per cent of the Company.

Other listed directorships held during 1 July 2005 and 30 June 2008

Nil.

Mr Paul Lappin (Appointed in May 2008)
Non-executive Director, CA

Mr Paul Lappin joined the Board of Metabolic in May 2008. Mr Lappin is a chartered accountant with extensive experience in finance and corporate transactions. He currently runs his own management and strategic planning consulting practice, and has been involved in negotiating several large transactions in a variety of industries, including biotechnology. Mr Lappin has worked for the commercial arm of the Commonwealth Scientific and Industrial Research Organisation (CSIRO) on various strategic and business planning assignments. He is Executive Chairman of Peter Rowland Catering Pty Ltd and Chairman of UCI Pty Ltd.

Other listed directorships held during 1 July 2005 and 30 June 2008

Nil.

Dr Roland Scollay (resigned as a Director in April 2008 and ceased employment with the Company in July 2008)
Chief Executive Officer, BSc, PhD, FAICD

Dr Roland Scollay was Chief Executive Officer at Metabolic from February 2005 and ceased employment with the Company in July 2008. He had previously served as a non-executive Director of the Company from November 2002. Dr Scollay has a PhD in immunology and has published more than 150 papers and articles. He has an extensive scientific background and experience in commercial drug development, having spent 24 years as a research scientist, and several years in the US working for SyStemix, Genetic Therapy Inc and Novartis. Dr Scollay was President and Chief Executive Officer at Genteric, a San Francisco based, venture capital funded start-up company. Upon returning to Australia in 2002, he was the Director of Commercialisation within the Faculty of Medicine, Nursing & Health Sciences at Monash University.

Dr Chris Belyea (resigned as a Director in August 2007 and ceased employment with the Company in September 2007)
Chief Scientific Officer, BSc(Hons), PhD, FIPAA

Dr Chris Belyea has an extensive background in biotechnology and was previously a Patent Attorney with Griffith Hack. Dr Belyea was the founding Chief Executive Officer and Managing Director of Metabolic and occupied roles with Metabolic and Circadian Technologies Limited until devoting his activities full-time to Metabolic in 2001. Dr Belyea served as an executive Director of Metabolic from 1 November 1998 until 30 August 2007. Dr Belyea has also been a Director of Antisense Therapeutics Limited for eight years.

Dr Arthur Emmett (resigned in August 2007)
Non-executive Director, MB BS

Dr Arthur Emmett has an extensive medical background, as well as substantial experience in drug development, the management of global pharmaceutical companies and as a non-executive Director of biotechnology companies. Dr Emmett served as non-executive Chairman of Metabolic from 1 November 1998 to 4 April 2007 and continued serving on the Board as a non-executive Director until 28 August 2007. Dr Emmett was also a Director of Proteome Systems Limited during 2005 to 2007.

Dr Evert Vos (resigned in July 2007)
Non-executive Director, BSc(Hons), BMedSc, PhD, MD

Dr Evert Vos has an extensive background in the pharmaceutical industry, including experience in clinical development, and as a professor and research physician. Dr Vos served as a non-executive Director of Metabolic from 1 November 1998 to 6 July 2007.

Ms Belinda Shave
Financial Controller / Company Secretary

Ms Belinda Shave worked for several years as a legal executive before entering the pharmaceutical research and development field, where, over the past 20 years, she has gained considerable experience in the areas of financial management and compliance matters. Ms Shave was initially employed by Circadian Technologies Limited, a former substantial shareholder of Metabolic. In 1998, she joined Metabolic as Financial Controller and in September 2003, was appointed Company Secretary. Ms Shave is an affiliate member of Chartered Secretaries Australia.

Dr Caroline Herd (ceased employment with the Company in November 2007)
VP – Clinical Development & Regulatory Affairs, BSc, PhD

Dr Caroline Herd has an extensive background in clinical development and is experienced in a range of therapeutic areas gained both within academia and industry. She is the author of over 25 papers, book chapters and review articles. Dr Herd worked with Metabolic from November 2001 to November 2008.

Principal Activities

Metabolic's current focus pending the outcome of the acquisition of PolyNovo Biomaterials Ltd is on the research and development of innovative drugs. The Company currently employs four full-time employees and out-sources to expert contractors and consultants to gain access to the best possible expertise for its research projects.

Review of Operations

Neuropathic pain clinical programme discontinued
In August 2007 Metabolic discontinued the development of *ACV1* for the treatment of various neuropathic pain conditions. The Phase 2A programme for *ACV1* was cancelled immediately after new *in vitro* data revealed that the doses used in clinical trials for the drug were too low to be effective. Doses at the required level are unlikely to be feasible as the drug would be impractical to administer and the cost of goods would be excessive.

At the time of receiving this *in vitro* data, Metabolic was in the midst of evaluating data from its first Phase 2A trial of *ACV1*, in patients with sciatic neuropathic pain. Whilst the results of that trial indicated that the drug has an acceptable safety and tolerability profile, there was no evidence of efficacy when compared to placebo. The clinical trial results, combined with the *in vitro* data, led to closure of the programme.

Oral Peptide Delivery Platform on hold
Metabolic developed a drug development platform with the potential to create new, oral versions of a variety of injected peptide drugs. Most peptide drugs are injected as they do not survive digestion when swallowed and/or are poorly absorbed. Metabolic used this platform to create oral versions of several peptide drugs, including insulin. Whilst this platform generated positive results from new peptides administered orally in several animal studies, there are material issues that remain unresolved. In particular, Metabolic has not been able to detect significant blood levels of the orally administered new peptides, suggesting that they are either too rapidly cleared from the blood or too quickly broken down in the body to be detected. Furthermore, the Company has been unable to improve on the levels of effect previously seen with its version of orally delivered insulin, and issues of stability of the modified insulin need to be resolved. For these reasons and to conserve cash, development of the *Oral Peptide Delivery Platform* has been placed on hold.

Collaboration with Neuren to develop Neural Regeneration Peptides
Metabolic has been working in collaboration with Neuren Pharmaceuticals Limited ("Neuren") to develop *Neural Regeneration Peptides (NRPs)*, a group of small peptide drugs that appear to protect nerves from damage and help them recover. Previous animal studies have suggested that a possible lead drug candidate, *NNZ-4945*, has the potential to treat motor neuron disease and peripheral neuropathy. Results from a 2007 study in a rodent model of motor neuron disease using *NNZ-4945* indicated that the drug extended the life expectancy of mice with this disease.

There are currently very few treatment options for this fatal neurodegenerative disease. Additional animal studies are in progress to further test the potential of *NRPs* for motor neuron disease and further work to select the best individual drug candidate within this class of compounds.

This programme is a joint project with Neuren with all intellectual property, development costs and commercial outcomes to be shared equally.

Out-licensing data package for the Osteoporosis programme
AOD9604 is a peptide drug derived from human growth hormone that has previously been shown to prevent osteoporosis when delivered orally once per day to rats, in the standard animal model for human osteoporosis. Results from more recent rat experiments have indicated that *AOD9604* may also have a role in treating the disease. As the drug was previously developed for obesity, Metabolic benefits from the knowledge gained in previous clinical trials, and in particular its very good safety record in humans.

Metabolic is currently preparing a data package for the programme and will seek to out-licence the drug to a partner with the capability to manage the long and expensive trials required for osteoporosis drugs. The current treatment options for osteoporosis are limited, however with an ageing population, around US$7 billion a year is spent worldwide on prescription drugs for this disease.

Significant Changes in the State of Affairs

Except as otherwise set out in this report, the Directors are unaware of any significant changes in the state of affairs or principal activities of the Company that occurred during the period under review.

Financial Results & Position

The loss by the Company for the year ended 30 June 2008 after the provision for income tax of nil was A$4,441,167 (2007: A$13,406,939). This result has been achieved after fully expensing all research and development costs. Income for the period totalled A$1,321,390 (2007: A$1,432,098), including interest income of A$1,278,260 (2007: A$1,373,946), grant income of A$28,690 (2007: A$53,786) and sundry income of A$14,440 (2007: A$4,366).

Metabolic has no borrowings and had cash and cash equivalents at 30 June 2008 amounting to approximately A$16.5 million.

Earnings Per Share

	Cents
Basic loss per share	(1.48)
Diluted loss per share	(1.48)

As the Company made a loss for the year ended 30 June 2008, potential ordinary shares, being options or performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

Dividends

No amounts have been recommended by the Directors that should be paid by way of dividend by the Company during the current financial year. No cash dividends have been paid or declared by the Company since the beginning of the financial year.

Strategic Overview

Given the Company's cash position and shortage of development programmes, Metabolic's strategic goal is to identify and execute an M&A transaction to add value in the medium term.

On 17 July 2008 the Company entered into a binding agreement to acquire PolyNovo Biomaterials Ltd ("PolyNovo"), a company developing polymers for use in medical devices. This transaction is subject to completion of satisfactory due diligence reviews and shareholder approvals. Once the transaction has been fully approved, Metabolic intends to change its name to PolyNovo Limited and develop PolyNovo's projects in accordance with its current business plan.

PolyNovo is focused on developing a novel patented family of biodegradable polymers, NovoSorb™, for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair. The key strategic and financial reasons for the acquisition include:

- PolyNovo's NovoSorb™ has a defined future development path underpinned by signed international licensing deals with large international medical device companies.
- The revenue potential of these contracts is substantial. The various medical devices being developed by PolyNovo address large global markets.
- NovoSorb™ presents less risk because the pathway to market is typically faster for medical devices than drug development.
- Metabolic's cash will enable PolyNovo to accelerate its current development plan to deliver on its licensing deals.
- PolyNovo's current projected cash requirements are comfortably within Metabolic's existing cash reserves.

Further information regarding the terms of the agreement is available at www.metabolic.com.au in the ASX announcements section.

Likely Developments

As described in the Strategic Overview, Metabolic has signed a binding term sheet to acquire PolyNovo Biomaterials Ltd ("PolyNovo"). As a result of this transaction the likely developments for 2008–09 include:

- Complete the due diligence review for the acquisition of PolyNovo.
- Metabolic shareholders to vote on resolutions relating to the acquisition of PolyNovo.
- Complete the transaction by acquiring 100 per cent of the issued shares in PolyNovo from its two shareholders, Xceed Capital Limited and Commonwealth Scientific and Industrial Research Organisation (CSIRO), in exchange for 247 million new issued shares in Metabolic.
- Change the company name from Metabolic Pharmaceuticals Limited to PolyNovo Limited.
- Continue the development of PolyNovo's projects in accordance with its current business plan.
- Continue research on the *Neural Regeneration Peptides* joint venture.
- Update the data package for the osteoporosis programme with the objective of out-licensing the drug to a development partner.

Significant Events After the Balance Date

As set out in the Strategic Overview, subsequent to the balance sheet date, Metabolic announced on 18 July 2008 it had signed a binding term sheet to acquire PolyNovo Biomaterials Ltd. Further information regarding this transaction is available via www.metabolic.com.au in the ASX Announcements section.

The Directors are not aware of any other matters or circumstances since the end of the financial year, not otherwise dealt with in this report or the Annual Financial Report, which have significantly affected or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in subsequent financial years.

Indemnification and Insurance of Directors and Officers

During the period under review, the Company indemnified its Directors, Company Secretary and Officers in respect of any acts or omissions giving rise to a liability to another person (other than the Company or a related party) unless the liability arose out of conduct involving a lack of good faith. In addition, the Company indemnified the Directors and the Company Secretary against any liability incurred by them in their capacity as Directors or Company Secretary in successfully defending civil or criminal proceedings in relation to the Company. No monetary restriction was placed on this indemnity.

The Company has insured its Directors, Company Secretary and Officers for the period under review. Under the Company's Directors' and Officers' Liability Insurance Policy, the Company shall not release to any third party or otherwise publish details of the nature of the liabilities insured by the policy or the amount of the premium. Accordingly, the Company relies on section 300(9) of the Corporations Act 2001 to exempt it from the requirement to disclose the nature of the liability insured against and the premium amount of the relevant policy.

Inherent Risks of Investment in Biotechnology Companies

There are many inherent risks associated with the development of pharmaceutical and medical products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of a drug or medical device prior to commercialisation and a significant proportion of drugs and medical devices fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary regulatory authority approvals and difficulties caused by the rapid advancements in technology.

Companies such as Metabolic are dependent on the success of their research projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Thus investment in companies specialising in these, such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statements

Certain statements in this Annual Report contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Any statement describing the Company's goals, expectations, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to certain risks and uncertainties, particularly those risks or uncertainties inherent in the process of developing technology and in the process of discovering, developing and commercialising drugs and medical devices that can be proven to be safe and effective for use as human therapeutics, and in the endeavor of building a business around such products and services. Metabolic undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this Annual Report. As a result you are cautioned not to rely on forward-looking statements.

Environmental Regulation

Metabolic is not subject to significant environmental regulations.

Board Monitoring

The Board monitors the Company's overall performance, from the implementation of its strategic plan through to the performance of the Company against operating plans and financial budgets. For further details regarding Metabolic's Board and Committees refer to the Corporate Governance Statement in this Directors' Report.

Board and Committee Meetings
The number of meetings of the Board of Directors, Board Committees and Director attendance at those meetings during the year under review was:

	Full Board		Audit Committee		Remuneration Committee		Finance Committee	
Directors	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend	Meetings attended	Meetings eligible to attend
Total number of meetings held	12		3		2		1	
Mr Rob Stewart	12	12	3	3	2	2	1	1
Mr Don Clarke	12	12	2	2	2	2	1	1
Mr Iain Kirkwood[1]	2	2	1	1	–	–	–	–
Mr Franklyn Brazil[2]	1	1	–	–	–	–	–	–
Mr Paul Lappin[2]	1	1	1	1	–	–	–	–
Dr Roland Scollay[3]	9	9	–	–	2	2	1	1
Dr Chris Belyea[4]	4	4	–	–	–	–	–	–
Dr Arthur Emmett[4]	3	3	–	–	–	–	–	1

Notes: [1] Appointed in April 2008. [2] Appointed in May 2008. [3] Resigned as a Director in April 2008. [4] Resigned as a Director in August 2007.

Directors and Senior Manager's Shareholdings and Declared Interests

As at the date of this report, the Directors and Senior Managers of Metabolic collectively hold 50,339,388 shares in the Company, representing 16.7 per cent of total issued capital. In addition, the Directors and Senior Managers collectively own 249,638 options and performance rights, which if exercised currently represent a further 0.6 per cent of issued capital. The exercise of each option or performance right entitles the holder to one ordinary share in Metabolic. As at the date of this report the interests of the Directors and Senior Manager in the Company's securities are:

Name	Shares held directly	Shares held indirectly	Options held	Performance Rights held
Directors:				
Mr Rob Stewart	–	–	–	–
Dr Roland Scollay [1]	446,307	–	–	–
Mr Don Clarke	–	64,000	–	–
Mr Iain Kirkwood	400,000	1,549,723	–	–
Mr Franklyn Brazil	–	45,492,701	–	–
Mr Paul Lappin	120,000	2,073,667	–	–
Senior Manager:				
Ms Belinda Shave	192,990	–	120,000	129,638
Total:	1,159,297	49,180,091	120,000	129,638

[1] Dr Roland Scollay resigned as a Director on 29 April 2008 and ceased employment with the Company on 1 July 2008. On 1 July 2008, 1,500,000 options held by Dr Scollay were forfeited.

As at 30 June 2008 and as at the date of this report, no Director has an interest in any contract or proposed contract with Metabolic other than as disclosed in the Company's 2008 Annual Report. Further details on the equity interests of Directors can be found in the Remuneration Report in this Directors' Report and Note 21 of the Annual Financial Report.

Auditor's Independence and Non-Audit Services

The Directors received the following declaration from the auditor of Metabolic Pharmaceuticals Limited.

Auditor's Independence Declaration to the Directors of Metabolic Pharmaceuticals Limited

In relation to our audit of the Financial Report of Metabolic Pharmaceuticals Limited for the financial year ended 30 June 2008, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst + Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner
Melbourne
20 August 2008

Non-Audit Services

During the period under review the amount received, or due and receivable for non-audit services provided by the Company's auditor, Ernst & Young, were:

Preparation of the Company's Income Tax Return	A$3,000

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

Corporate Governance Statement

Introduction

The Board of Metabolic is responsible for the corporate governance of the Company and guides and monitors the business on behalf of its shareholders. The Board has strived to reach a balance between industry best practice and appropriate policies for Metabolic in terms of its size, stage of development and role in the biotechnology industry. Metabolic performed a review of its Board policies and governance practices with reference to the 10 Principles of Good Corporate Governance and 28 Best Practice Recommendations (Recommendations) established by the ASX Corporate Governance Council ("Council"). The Recommendations are not mandatory and cannot, in themselves, prevent corporate failure or poor corporate decision-making. They are intended to provide a reference point for companies about their corporate governance structures and practices.

The Directors have considered each of the ten core Principles and adopted 24 of the 28 Recommendations during the period under review. There are several instances where the Company would not benefit from compliance with the Recommendations, and in some instances the Company has not had the resources to comply. The four Recommendations that were not adopted are discussed in this Corporate Governance Statement and include:

- A majority of the Board should be independent Directors (Recommendation 2.1)
- The Board should establish a Nomination Committee (Recommendation 2.4)
- Structure of the Audit Committee (Recommendation 4.3)
- The Board should establish a Remuneration Committee – composition of the Remuneration Committee (Recommendation 9.2)

It should be noted that the Principles of Good Corporate Governance and Best Practice Recommendations were updated in August 2007. Metabolic intends to report on its compliance with these revised guidelines for the financial year starting 1 July 2008 in the 2009 Annual Report. A full description of all Recommendations can be found on the ASX Corporate Governance Council's website:

http://www.asx.com.au/supervision/governance/principles_good_corporate_governance.htm.

Principle 1: Lay solid foundations for management and oversight

The role of the Board is to represent the interests of shareholders, by providing the Company with good governance and strategic direction. Metabolic has adopted a Board Charter setting out the matters reserved to them, including their function and responsibilities. These responsibilities are generally the same as those recommended by the Council, with a few variations that appropriately reflect the Company's size and the nature of Metabolic's activities.

Furthermore, Metabolic has a formal process for delegating authority to Senior Management for the day-to-day running of the business. These authorities are contained within the Company's Delegations of Authority Policy which is distributed internally. The policy provides clear boundaries for transactions executed by Senior Management and enables employees to conduct business in an expedient and prudent manner, within the approved limits set by the Board. This Policy and the Board Charter ensure that there is a clear division of responsibility between Senior Management and the Board, and between the Chief Executive Officer and the Chairman. The Board Charter is available at www.metabolic.com.au in the Corporate Governance section.

Principle 2: Structure the Board to add value

(Recommendation 2.1)

The Board has adopted the Council's recommended criteria for assessing Director independence. To be assessed as independent, a Director must fulfill a number of criteria. For example, the Director must not have an association with a substantial shareholder, must not be an executive in the Company or have been employed in an executive capacity in the last three years, and must not have a direct or indirect material relationship with the Company.

There have been several Director changes which altered the proportion of independent Board members throughout the period under review and consequently, it was not possible to consistently maintain a majority of independent Directors. The Company has been proactive in providing the Board with access to independent professional advice. On several occasions, independent scientific experts have been invited to provide advice at Board meetings regarding Metabolic's research projects.

The Company has had a majority of independent Directors serving on the Board since 30 April 2008, following the appointment of Mr Iain Kirkwood as an independent non-executive Director and the resignation of Dr Roland Scollay as an executive Director. Mr Franklyn Brazil and Mr Paul Lappin were appointed to the Board in May 2008. Mr Brazil is a substantial shareholder of Metabolic and as such cannot be considered independent. Mr Don Clarke is a Partner of Minter Ellison, a firm that provides legal advice to Metabolic, and he is also a Director of Circadian Technologies Limited, a listed company that had been a substantial shareholder of Metabolic from November 1998 until May 2008. As at the date of this Directors' Report, the Board of Metabolic is comprised of five Directors, with a combination of commercial acumen and experience in the biotechnology industry.

The Constitution of Metabolic allows for the number of Directors to range from three to 12, of which the proportion of non-executive Directors is at the discretion of the Board. The relevant qualifications and details of each Director are documented in this Directors' Report under the section titled Board of Directors and Senior Management. The independence and tenure of each Director in office as at the date of this Directors' Report is described in the table below:

Director	Position	Independence	Area of expertise
Rob Stewart (appointed in April 2007)	Chairman, non-executive Director	Independent	Experienced company Director, with broad commercial experience and exposure to high technology industries
Don Clarke (appointed in April 2007)	Non-executive Director	Not Independent[1]	Partner of law firm, Minter Ellison and company Director with considerable commercial expertise including the area of business acquisitions
Iain Kirkwood (appointed in April 2008)	Non-executive Director	Independent	Experienced private consultant, investor and non-executive Director with 30+ years in finance
Franklyn Brazil (appointed in May 2008)	Non-executive Director	Not Independent[2]	Experienced investor who manages a large portfolio of investments in listed companies
Paul Lappin (appointed in May 2008)	Non-executive Director	Independent	Chartered accountant with extensive experience in finance and M&A

[1] Mr Don Clarke is a Partner of Minter Ellison, a firm that currently provides legal advice to Metabolic

[2] Mr Brazil is a substantial shareholder of Metabolic

Metabolic has agreed to indemnify its Directors against certain liabilities and to maintain Directors and Officers insurance coverage. Furthermore, the Board has adopted procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense, unless the Board determines otherwise.

The regular responsibilities of a Nomination Committee are incorporated into Metabolic's Board Charter
(Recommendation 2.4)
As Metabolic has a relatively small Board, a formal Nomination Committee has not been established. The efficiencies typically achieved by such a committee would be minimal and not considered to be cost or time effective for a Board of only five Directors. The regular responsibilities of a Nomination Committee are incorporated into Metabolic's Board Charter. The Board, as a whole, assesses the Board's size and composition. With regard to membership, the Board is ultimately responsible for identifying and assessing potential Directors. New appointments are made within the scope of Metabolic's Constitution and in accordance with the nomination procedures documented in the formal Board Charter. Shareholders are asked to elect newly appointed Directors at the Company's next Annual General Meeting.

New Directors are given an induction pack accompanying their letter of appointment. This induction pack includes company information, minutes of meetings, corporate governance documentation such as Metabolic's Market Disclosure Protocol, details of Directors and Officers liability insurance and other relevant information. All Directors have access to continuing education and are provided with the information they need to discharge their responsibilities effectively. The Company Secretary plays an integral role in supporting the Board by monitoring Board policy and procedures, and coordinating meeting documentation.

Principle 3: Promote ethical and responsible decision-making
Metabolic distributes its Code of Conduct to all employees and Directors. The Code of Conduct documents the practices necessary to maintain confidence in the Company's integrity and these practices are in line with the Council's guidelines on good corporate governance.

All employees and Directors are well-informed of Metabolic's Share Trading Policy. Metabolic does not provide scheduled trading windows where employees can buy or sell shares without authorisation. In all circumstances, Directors and employees are required to seek approval from both the Chairman and Chief Executive Officer, or in their absence any two Directors, to trade Metabolic shares.

The Chairman and Chief Executive Officer are responsible for assessing if the applicant is in possession of any price sensitive information. If share trading clearance is given to a Director or employee, the applicant is required to immediately provide the Company with post-trade notification.

Metabolic updated its Share Trading Policy during the period under review to include rules that prohibit hedging of the following securities:

- shares in the Company which are subject to a restriction on disposal under an employee share or incentive plan; or
- options or performance rights (or shares in the Company underlying them) granted under an employee share or incentive plan.

Whilst the Company monitors its share register on a regular basis, the onus is on the employee or Director to advise any changes to their interests in Metabolic.

Metabolic's Code of Conduct and Share Trading Policy are publicly available at www.metabolic.com.au in the Corporate Governance section.

Principle 4: Safeguard integrity in financial reporting
Metabolic's Audit Committee
(Recommendation 4.2)
The Audit Committee operates under a Charter approved by the Board. It is the Board's responsibility to ensure that an effective control framework exists within the entity. This includes ensuring that there are internal controls to deal with both the effectiveness and efficiency of significant business processes, including the safeguarding of assets, the maintenance of proper accounting records and the reliability of financial information as well as non-financial considerations. The Board has delegated the responsibility for the establishment and maintenance of a framework of internal control and ethical standards for the management of the Company to the Audit Committee. The full Board is ultimately responsible for the Company's financial reporting.

The Audit Committee provides the Board with additional assurance regarding the reliability of financial information for inclusion in the Annual Financial Report and Half-Year Report, and is responsible for the nomination of the external auditor and reviewing the scope and quality of the annual statutory audit and half-year statutory review.

Structure of the Audit Committee
(Recommendation 4.3)
Due to the shortage of independent Directors on the Board during the period under review, the Audit Committee was unable to meet the criteria for the recommended size and composition of the Committee until 31 May 2008. Listed companies are recommended to have at least three Directors in their Audit Committee, comprising of only non-executive Directors of which a majority are independent, and the Committee should be chaired by a Director other than the chairperson of the Board. For most of the period under review, Mr Rob Stewart and Mr Don Clarke were the only members of the Audit Committee, with Mr Stewart appointed as the chairperson. Whilst the Committee did not meet three of the four criteria recommended for the composition of Audit Committees, Metabolic does not believe it was disadvantaged given that the members possess the relevant financial skills and experience to perform the responsibilities of the Committee. The Company's financials are relatively simple and only a small volume of transactions were processed during the period.

Following the appointment of additional Directors to the Board in April and May 2008, Mr Iain Kirkwood was appointed Chairman of the Audit Committee. Mr Paul Lappin replaced Mr Clarke as a Committee member and Mr Stewart continued to serve on this Committee. Therefore, current membership enables Metabolic's Audit Committee to be structured in line with the criteria provided in Recommendation 4.3 – to consist of at least three Directors, all of whom are non-executive Directors, with a majority that are independent and an independent chairperson.

The members of the Audit Committee are financially literate and have substantial experience as Directors of several companies. Details of the qualifications of Audit Committee members are included in this Directors' Report in the Board of Directors and Senior Management section. The partner of the Company's external auditor is invited to attend Audit Committee meetings as required. For details of the number of meetings of the Audit Committee held during the year and the attendees at those meetings, refer to the Board and Committee Meetings section in this Directors' Report.

There is a formal charter for the Audit Committee which is available at www.metabolic.com.au in the Corporate Governance section.

Principle 5: Make timely and balanced disclosure
Metabolic's Market Disclosure Protocol reflects the recommendations by the Council regarding continuous disclosure. The Company ensures that there is an appropriate balance in its disclosure of information by using a group committee approach to formulating its announcements. Metabolic's announcements are made in a timely manner, are factual, do not omit material information and expressed in a clear and objective manner that allows investors to assess the impact of the information when making investment decisions.

The Company provides commentary in relation to its Annual Financial Report and provides a full review of its operations for the reporting period in its Annual Report as required by the ASX Listing Rules. The Market Disclosure Protocol and all ASX announcements are available at www.metabolic.com.au in the Corporate Governance section.

Principle 6: Respect the rights of shareholders
Shareholder Communications
(Recommendation 6.1)
Metabolic communicates regularly with its shareholders, within the parameters of its Market Disclosure Protocol and Communications Policy, using investor updates, ASX announcements, the Annual Report, the Annual General Meeting and the Company's website.

Policies and procedures regarding the governance of the Company are available at www.metabolic.com.au in the Corporate Governance section.

The Company continues to encourage shareholders to elect to receive communications electronically. This serves the best interests of shareholders by facilitating the delivery of shareholder communications by electronic means, thus reducing costs and protecting the environment. Shareholders are encouraged to ask questions or provide feedback to the Company by email, phone or fax.

Principle 7: Recognise and manage risk
Metabolic has implemented a formal risk management system
(Recommendation 7.1)
Biotechnology is an inherently risky industry. Metabolic has a formal risk management policy and a risk management system which follows the principles of the Australian standard AS/NZS 4360. This approach to risk management involves identifying, assessing and managing the risks that affect the business, whilst at the same time considering these risks in the context of the Company's values, objectives and strategies.

Metabolic has identified and analysed numerous business and research risks relevant to its business. Key risks are discussed at every Board meeting. Many of the risks analysed can be reduced, but not completely mitigated. Drug failure and funding shortages are the two major risks faced by biotechnology companies.

Metabolic's policy for risk management is available at www.metabolic.com.au in the Corporate Governance section. As Metabolic has had a relatively small Board, the sought after efficiencies will not be derived from a formal risk committee structure. Ultimate responsibility for risk oversight and risk management rests with the full Board.

Declarations to the Board regarding the Company's Annual Financial Report
(Recommendation 7.2)
The Chairman and the Financial Controller have given declarations to the Board concerning the Company's Annual Financial Report required under Recommendations 4.1 and 7.2 and section 295A of the Corporations Act 2001. The Chairman signed the declaration in the absence of a Chief Executive Officer at the time the declaration was required to be given. In doing to, it should be noted that:

- He holds the position of Chairman of the Company and provided the declaration in that capacity, on the basis that as at that date, there was no person holding the position of Chief Executive Officer.
- The former Chief Executive Officer provided a declaration to the Board covering the period 1 July 2007 to 31 May 2008 relating to the matters covered under section 286 and Recommendation 7.2.
- The Chairman provided his declaration to the Board, in the absence of a person occupying the position of Chief Executive Officer. In doing so, the Chairman relied on the assurances given to the Board referred to above. In relation to activities of the Company since 31 May 2008, the Chairman relied on assurances of management. The Chairman has, however, had no involvement in the day-to-day management of the Company.

Principle 8: Encourage enhanced performance
Metabolic conducts annual performance evaluations of its Board, Directors, Senior Management and Committees
(Recommendation 8.1)
The Board is responsible for reviewing its own performance. The most recent Board evaluation was conducted in April 2008. At that time, the Board comprised of only three Directors, thus the evaluation process was streamlined. Each Director was required to complete a detailed questionnaire regarding issues such as business strategy, Senior Management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its Committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve. The evaluation was facilitated by management and the results were reported directly to the Board at the following Board Meeting.

Metabolic's policy: Performance Evaluation Process for Directors and Executives is available at www.metabolic.com.au in the Corporate Governance section.

Principle 9: Remunerate fairly and responsibly
Metabolic has adopted remuneration policies that are considered appropriate to reward and motivate its employees. Senior Managers have been paid a base salary, cash bonuses linked to personal and company performance and equity-based bonuses linked to the performance of the Company. Metabolic's remuneration structure is transparent and aligned to shareholder interests. As the biotechnology sector is highly volatile, significantly driven by market sentiment and inherently high risk, the Board recognises that using performance measurement tools such as Total Shareholder Return (TSR), Net Earnings Per Share or Company Earnings are inappropriate.

Metabolic's Remuneration Committee
(Recommendation 9.2)
Remuneration policies for Directors and Senior Managers have been established by Metabolic's Remuneration Committee. The Remuneration Committee is responsible for advising the Board on remuneration policies and practices, and makes specific recommendations on remuneration packages and other terms of employment.

Members of the Remuneration Committee altered during the year as a result of several Director changes. The Company was unable to meet the Council's guidelines to have at least three members, with the majority being independent Directors. Metabolic was consistently able to meet the Council's criterion to have the committee chaired by an independent Director as Dr Arthur Emmett chaired the committee until his resignation in August 2007 and was succeeded by Mr Rob Stewart. At several times during the period, the committee did comprise of three Directors, however in these instances the majority of members were not independent Directors.

From 31 May 2008, the Remuneration Committee comprises Mr Don Clarke (Chairman), Mr Rob Stewart and Mr Franklyn Brazil, of which the majority, including the Chairman, are not independent Directors. Further details regarding the qualifications and experience of Remuneration Committee members and their attendance at Committee meetings are included in this Directors' Report in the Board of Directors and Senior Management section. The Committee charter is available at www.metabolic.com.au in the Corporate Governance section.

Metabolic has structured its remuneration policy for non-executive Directors distinctly from its policy for Senior Managers. In particular, remuneration for Senior Managers is comprised of an appropriate balance between fixed and incentive pay, reflecting short and long-term performance objectives appropriate to the Company's circumstances and goals. In contrast, the Company's non-executive Directors receive a fee for their services and superannuation and are not entitled to retirement benefits.

A comprehensive discussion of Metabolic's remuneration policies and procedures, including the link between remuneration and performance, are set out in the Remuneration Report in this Directors' Report.

Metabolic's policies are available on the internet
The following policies and statements can be downloaded from the Corporate Governance section of the Company's website www.metabolic.com.au:

- Annual Corporate Governance Statement
- Audit Committee Charter
- Board Charter (including the process for Director nominations and appointments)
- Code of Conduct
- Communications Policy
- Market Disclosure Protocol
- Performance Evaluation Process for Directors and Executives
- Remuneration Committee Charter
- Risk Management Policy
- Share Trading Policy

Remuneration Report (audited)

This report outlines compensation arrangements in place for the Key Management Personnel of Metabolic and explains how these arrangements are linked to company performance.

Key Management Personnel
The Key Management Personnel of Metabolic are Directors and Senior Managers. The following persons had the authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year:

Non-executive Directors
Mr Rob Stewart – Chairman

Mr Don Clarke

Mr Iain Kirkwood
(appointed 30 April 2008)

Mr Franklyn Brazil
(appointed 21 May 2008)

Mr Paul Lappin
(appointed 21 May 2008)

Dr Arthur Emmett
(resigned 28 August 2007)

Dr Evert Vos
(resigned 6 July 2007)

Senior Managers (including Executive Directors)
Dr Roland Scollay – Chief Executive Officer / Executive Director (resigned as a Director on 29 April 2008 and ceased employment with the Company on 1 July 2008)

Ms Belinda Shave – Company Secretary / Financial Controller

Dr Chris Belyea – Chief Scientific Officer / Executive Director (resigned as a Director on 30 August 2007 and ceased employment with the Company on 30 September 2007)

Dr Caroline Herd – VP of Clinical Development & Regulatory Affairs (ceased employment with the Company on 30 November 2007)

Metabolic's compensation policy for Key Management Personnel is designed to provide competitive and appropriate rewards that are transparent and fully aligned to shareholder interests. In accordance with corporate governance best practice, the Company has structured its compensation policy for non-executive Directors distinctly from its policy for Senior Managers.

Compensation Policy – Non-Executive Directors
The Remuneration Committee requires the Board to determine the compensation of non-executive Directors based on market practice, relativities, director duties and accountability. The Company's compensation policy is designed to attract and retain competent and suitably qualified non-executive Directors, and the structure of their compensation endeavours to ensure that Directors' interests are aligned with the interests of shareholders. Non-executive Directors are paid a set fee plus statutory superannuation and are reimbursed for out-of-pocket expenses incurred as a result of their directorship or any special duties. Non-executive Directors are encouraged to own shares in Metabolic however they do not currently participate in the Company's equity plans.

Non-executive Directors' fees are determined within an aggregate Directors' fee pool limit, which is approved by shareholders. Total non-executive Directors' fees paid during 2007–08 amounted to A$168,695, representing 56 per cent of the available fee pool. The fees paid to Metabolic's non-executive Directors are considered within the average range for similar sized companies in the biotechnology industry, and these amounts are reviewed periodically.

The Chairman receives additional fees in recognition of the responsibilities attaching to that role. Directors have not received fees for additional Board or Committee meetings. During the year, Metabolic held 12 Board meetings and six Committee meetings.

Compensation – Senior Managers (including Executive Directors)
Metabolic's compensation policy for Senior Managers is set by the Board's Remuneration Committee and is designed to link performance and retention strategies to ensure:

- the balance between fixed and variable (performance) components for each position is appropriate in light of internal and external factors;
- the set individual objectives will result in sustainable beneficial outcomes;
- that all performance compensation components are appropriately linked to measurable personal, business unit or Company performance; and
- that total compensation (that is, the sum of fixed and variable components) for each Senior Manager is fair, reasonable and market competitive.

Generally, there are three components of Senior Management compensation provided, as follows:

1. fixed annual compensation comprising salary and benefits, superannuation and non-monetary benefits[1];

2. short-term performance incentive, through cash bonuses; and

3. medium and long-term incentive, through participation in the Metabolic Performance Rights Plan ("the Plan").

[1] The only non-monetary benefit provided to Senior Managers is car parking

The proportion of compensation that is subject to performance conditions, provided through short-term and long-term incentives is as follows:

	Cash Bonus (Short-Term Incentive)	Performance Rights (Medium and Long-Term Incentive)
Chief Executive Officer	20%	30%
Senior Management	15%	20%
All other employees	10%	10%

Fixed Annual Compensation
Senior Managers are offered a market competitive base salary which reflects their competencies, job description as well as the size of the Company. Base salary is reviewed regularly against market data for comparable positions. Adjustments to base salary are made based on significant role responsibility changes, pay relativities to market and relative performance in the role.

Short-Term Incentives
Short-Term Incentives (STIs) in the form of cash bonuses are paid annually to Senior Managers based upon individual performance and achievement of corporate objectives. Personal objectives and Key Results Areas (KRAs) are set for each Senior Manager at the beginning of each period. Examples of personal objectives and KRAs for Senior Management are:

- commencement and completion of clinical trials on time and on budget;
- securing M&A transaction(s); and
- compliance with regulatory bodies, such as the ASX Limited, Australian Securities and Investments Commission, Therapeutics Goods Association and US Food & Drug Administration.

The individual objectives and KRAs are chosen once the Board has confirmed the Company's overall objectives. Individual performance hurdles and the achievement of corporate goals were assessed to determine the bonus payment. This assessment also takes into account how Senior Managers performed their role with regard to the Company's core values. The annual bonus pool is calculated by a nominated percentage of the annual budget for salaries and is apportioned based on the outcomes of each individual performance evaluation, which are conducted by the Chief Executive Officer. The performance evaluation of the Chief Executive Officer is conducted by the Remuneration Committee. The STI payment is usually made during November or December following each financial year end.

The cash bonuses paid to employees in 2007–08 were reduced to reflect the Company's development setbacks.

Medium and Long-Term Incentives
Metabolic's medium and long-term incentive policy for Senior Management is focussed on equity-based instruments to incentivise high-quality performance and long-term retention. Carefully designed and performance linked equity incentive plans are widely recognised as the most effective way of providing incentives to Executives.

Metabolic's Performance Rights Plan
In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme, in the form of the Metabolic Performance Rights Plan ("the Plan") for all employees, including Executive Directors. The Plan provides employees with the opportunity to participate in the success of the Company and provides further incentive to ensure wealth is created in the Company for the benefit of all shareholders. The key details of the Plan are:

- the Board may issue invitations to employees and Executive Directors to participate in the Plan, subject to shareholder approval in the case of Executive Directors;
- the number of performance rights granted is based on varying percentages of fixed compensation, dependent upon job position;
- historically there has not been an exercise price payable to acquire a share upon exercise of a performance right issued – the exercise price, if any, is determined by the Board;
- the number of performance rights granted is adjusted to take into account anticipated trading restrictions placed on recipients;
- performance rights are exercisable on a specified future date, subject to meeting performance and service conditions;
- performance rights cannot be transferred and will not be listed on the ASX Limited; and
- there are three categories of performance conditions which need to be achieved for the rights to vest.

The performance conditions of previous allocations under this Plan have been split into three distinct categories: share price growth, corporate goals and continued service. These conditions were weighted and if achieved, the performance rights vest evenly over four years in accordance with the weighting of the condition(s) achieved. Due to the speculative nature of the biotechnology sector, it is not appropriate to set performance conditions relating to the satisfaction of traditional hurdles such as Total Shareholder Return (TSR). The Remuneration Committee is responsible for assessing whether performance conditions have been achieved. Performance conditions for future offers under the Plan, if any, may vary.

Due to the Company's development setbacks, the Board did not issue any performance rights to employees during the period under review.

Metabolic Employee Share Option Plan
In previous financial years, prior to establishing the Metabolic Performance Rights Plan ("the Plan"), employees received option allocations under the Metabolic Employee Share Option Plan. These options have an expiry date between 54 and 59 months from the grant date, generally with staggered vesting terms based on anniversary periods, subject to continuing service. These options were issued for nominal consideration, and were granted at the discretion of the Board. These options cannot be transferred and will not be quoted on the ASX Limited. There were no options issued during the period under review (2007: Nil).

The Board will reconsider whether or not to continue to grant Performance Rights or Options if the acquisition of PolyNovo Biomaterials Ltd is completed.

Note. For information regarding the valuation of the performance rights and options granted during the reporting period, including models and assumptions used, please refer to Table B in this Remuneration Report and Note 12 in the Notes to the Annual Financial Report.

Company Performance
Metabolic has designed its compensation policies to ensure significant linkage between rewards and specific achievements that are intended to improve shareholder wealth. In assessing the link between company performance and compensation policy, one must acknowledge that biotechnology companies generally do not make a profit until a drug is licensed or commercialised, either of which takes numerous years.

Furthermore, the biotechnology sector as a whole is highly volatile, significantly driven by market sentiment and inherently high risk. Therefore, the direct correlation of compensation policy and key financial performance measures such as Total Shareholder Return (TSR), Net Earnings Per Share or Company Earnings, in the view of the Board, are inappropriate. As an alternative, key milestones are a more meaningful measure of performance to correlate levels of compensation. These milestones are discrete achievements that can be used to evaluate Metabolic's progress towards commercialising its drugs.

Metabolic's annual expenditure is predominantly impacted by research and development expenses. The Company has not made a profit and therefore no dividends have been declared, nor has there been a return of capital since listing. The Company's performance is based on its key milestones, such as clinical trial results, securing funding and licensing deals. In the past, such milestones have been directly linked to the performance conditions set within the short-term and long-term incentives that form a significant proportion of Senior Management compensation. The Board continues to review Metabolic's compensation policy to ensure competitive and appropriate rewards that endeavour to result in greater shareholder wealth.

Board Performance
Evaluating Board performance is an important element of the Board's monitoring role, especially with regard to the long-term growth of the Company and shareholder wealth. The Board conducts a comprehensive annual self-evaluation to determine whether the Board and its Committees are functioning effectively. Metabolic has five Directors, and accordingly the costs associated with engaging an external consultant to perform this exercise is not seen to be beneficial to the Company.

During the period under review each Director was required to complete a detailed questionnaire regarding roles and responsibilities, business strategy, Senior Management and reporting and compliance systems. The assessment dealt with individual performance as well as the collective performance of the Board and its Committees, including consideration of the Board's overall contribution to Metabolic and identifying areas in which the Board could improve. The Board intends to employ the same evaluation process in future years.

Employment Contract – Company Secretary
The Company Secretary is employed under an employment contract with terms as follows:

- Compensation is reviewed annually;
- Resignation requires three months written notice;
- Metabolic may terminate the contract by providing six months written notice or provide payment in lieu of all or part of the notice period (based on the fixed component of compensation). On notice of termination by the Company, any long-term incentive options and performance rights that have vested, or will vest during the notice period, may be exercised. Long-term incentive options that are not vested may be forfeited at the discretion of the Board;
- Annual performance based cash bonuses; and
- Annual share-based compensation as a long-term incentive.

Details of the qualifications and experience of the Company Secretary are set out in the Board of Directors and Senior Management section in this Directors' Report.

Chief Executive Officer – Contract Terminated 1 May 2008
Dr Roland Scollay – Chief Executive Officer
Dr Scollay served on the Metabolic Board as a non-executive Director from November 2002, and commenced an ongoing employment contract as Chief Executive Officer on 1 February 2005. Dr Scollay resigned as a Director in April 2008, and ceased employment with the Company on 1 July 2008. In accordance with his employment agreement, Metabolic terminated Dr Scollay's contract by providing 12 months written notice from 1 May 2008. In this regard the Company made a payment to Dr Scollay at the date of cessation of employment on 1 July 2008 equating to 10 months salary together with accrued annual leave entitlements. The vesting of a portion of Dr Scollay's long-term incentive performance rights were accelerated upon termination of his contract.

Details of Compensation for Key Management Personnel

For the year ended 30 June 2008, details of the compensation for Key Management Personnel are set out in the table below.

Table A		Short-Term				Post-Employment	Long-Term	Termination Benefits (c)	Share-based payments	Total	% performance related
Directors		Cash Salary & Fees	Cash bonus (a)	Consulting Fees	Non-monetary benefits (b)	Superannuation	Long Service Leave		Options & Performance Rights		
Dr Roland Scollay [1] (Chief Executive Officer)	2008	407,316	40,000	-	1,659	13,129	-	384,488	109,455	956,047	15.6%
	2007	397,233	75,000	-	4,027	12,686	-	-	183,268	672,214	38.4%
Dr Chris Belyea [2] (Chief Scientific Officer)	2008	54,684	18,700	65,158	2,074	3,282	29,338	118,162	-32,305	259,093	-5.3%
	2007	256,485	36,790	-	4,027	12,686	-	-	65,518	375,506	27.2%
Mr Rob Stewart (Non-executive Chairman)	2008	90,000	-	-	-	8,100	-	-	-	98,100	-
	2007	22,500	-	-	-	2,025	-	-	-	24,525	-
Dr Arthur Emmett [3] (Non-executive Director)	2008	8,250	-	-	-	-	-	-	-	8,250	-
	2007	61,395	-	-	-	-	-	-	-	61,395	-
Dr Evert Vos [4] (Non-executive Director)	2008	-	-	-	-	-	-	-	-	-	-
	2007	32,000	-	25,017	-	-	-	-	-	57,017	-
Mr Don Clarke (Non-executive Director)	2008	40,000	-	-	-	3,600	-	-	-	43,600	-
	2007	7,500	-	-	-	675	-	-	-	8,175	-
Mr Iain Kirkwood [5] (Non-executive Director)	2008	7,500	-	-	-	675	-	-	-	8,175	-
	2007	-	-	-	-	-	-	-	-	-	-
Mr Franklyn Brazil [6] (Non-executive Director)	2008	4,849	-	-	-	436	-	-	-	5,285	-
	2007	-	-	-	-	-	-	-	-	-	-
Mr Paul Lappin [6] (Non-executive Director)	2008	4,849	-	-	-	436	-	-	-	5,285	-
	2007	-	-	-	-	-	-	-	-	-	-
Sub total compensation for Directors	2008	617,448	58,700	65,158	3,733	29,658	29,338	502,650	77,150	1,383,835	
	2007	777,113	111,790	25,017	8,054	28,072	-	-	248,786	1,198,832	
Other Key Management Personnel											
Ms Belinda Shave (Financial Controller & Company Secretary)	2008	181,320	13,600	-	4,147	13,129	-	-	30,566	242,762	18.2%
	2007	164,424	21,890	-	4,027	12,686	-	-	47,939	250,966	27.8%
Dr Caroline Herd [7] (VP – Clinical Development & Regulatory Affairs)	2008	81,277	14,400	5,775	1,728	5,470	-	102,372	-22,425	188,597	-4.3%
	2007	175,725	24,100	-	4,027	12,686	-	-	46,931	263,469	27.0%
Sub total compensation for Other Key Management Personnel	2008	262,597	28,000	5,775	5,875	18,599	-	102,372	8,141	431,359	
	2007	340,149	45,990	-	8,054	25,372	-	-	94,870	514,435	
Total compensation for all Key Management Personnel	2008	880,045	86,700	70,933	9,608	48,257	29,338	605,022	85,291	1,815,194	
	2007	1,117,262	157,780	25,017	16,108	53,444	-	-	343,656	1,713,267	

Notes:

[1] Dr Roland Scollay resigned as a Director on 29 April 2008 but remained employed until 1 July 2008. The amount shown as a termination benefit for Dr Scollay was paid in July 2008 but is included as a provision at 30 June 2008. This termination payment to Dr Scollay was made in accordance with his employment contract and represents 10 months salary plus any accrued annual leave entitlements.

[2] Dr Chris Belyea resigned as a Director on 30 August 2007 but remained employed until 30 September 2007. The amount shown as a termination benefit for Dr Belyea was made in accordance with his employment contract and represents six months salary plus any accrued annual leave entitlements. Dr Belyea's remuneration is reduced by the amount $32,305 which represents the fair value of performance rights included in remuneration in previous financial years which were forfeited on cessation of employment.

[3] Dr Arthur Emmett resigned as a non-executive Director on 28 August 2007.

[4] Dr Evert Vos resigned as a non-executive Director on 6 July 2007.

[5] Mr Iain Kirkwood was appointed as a non-executive Director on 30 April 2008.

[6] Mr Franklyn Brazil and Mr Paul Lappin were appointed as non-executive Directors on 21 May 2008.

[7] Dr Caroline Herd ceased employment with the Company on 30 November 2007. The amount shown as a termination benefit for Dr Herd was made in accordance with her employment contract and represents six months salary plus any accrued annual leave entitlements. Dr Herd's remuneration is reduced by the amount $22,425 which represents the fair value of performance rights included in remuneration in previous financial years which were forfeited on cessation of employment.

[a] Cash bonuses – the cash bonuses paid to employees during the period under review were reduced to reflect the Company's development setbacks in 2007.

[b] Non-monetary benefits – the non-monetary benefits consist solely of the value of car parking benefits.

[c] Termination benefits – the amount shown for termination benefits includes unused accrued annual leave at the date of cessation of employment.

Compensation by Category: Key Management Personnel

	30 June 2008 $	30 June 2007 [a] $
Short-Term	1,047,286	1,726,843
Post Employment	48,257	67,610
Long-Term	29,338	–
Termination Benefits	605,022	–
Share-based Payments	85,291	474,411
	1,815,194	2,268,864

[a] These amounts represent the aggregates for the Key Management Personnel disclosed in the previous financial year, some of which are different to the Key Management Personnel included in the period under review.

Fair Value of Share-Based Compensation

(a) Fair Value of Options

The fair value of options included in compensation Table A were determined using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options were issued pursuant to the Metabolic Employee Share Option Plan and have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately. Accordingly the amortised share-based compensation disclosed in Table A includes the apportioned value of the options during the year ended 30 June 2008. A breakdown of the fair value of each grant of option included in Key Management Personnel share-based compensation is set out in Table B and Table C.

(b) Fair Value of Performance Rights

The fair value of performance rights included in compensation Table A were determined by using a Barrier "Up and Call" Pricing model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Binomial Distribution Option Pricing model for those performance rights with non-market performance conditions. The model takes into account, as at grant date, the exercise price and expected life of the performance rights, the vesting criteria, the current price of the underlying shares and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the performance right. The performance rights were issued pursuant to the Metabolic Performance Rights Plan and have an expiry date of five years from grant, with staggered vesting terms based on anniversary periods and performance conditions. Accordingly the amortised share-based compensation disclosed in Table A includes the apportioned value of the performance rights during the year ended 30 June 2008. A breakdown of the fair value of each grant of performance rights included in Key Management Personnel share-based compensation is set out in Table B and Table C.

Table B provides the following details:

a. the pricing model assumptions used in calculating the fair value of each option and performance right;

b. the fair value of each option and performance right included in the compensation of each of the Key Management Personnel for the year ended 30 June 2008; and

c. the date when options or performance rights may be exercised, subject to performance conditions.

Table B		Performance Rights Granted on 17 November 2006	Performance Rights Granted on 20 December 2005	Options granted on 1 February 2006	Options granted on 23 December 2003	TOTAL
Exercise Price		Nil	Nil	$1.50	$1.00	
Risk-Free Interest Rate		5.94%	5.73%	5.31%	5.56%	
Volatility		59.97%	56.40%	56.40%	35.00%	
Expiry Date		1 Sep 2011	1 Sep 2010	1 Jan 2011	23 Nov 2008	
Dividend Yield		–	–	–	–	
Average Fair Value per option/right (cents)		70	40	11	26	
NAME	**Number and value of Options and Performance Rights (PRPs) for the year ended 30 June 2008**					
	Number of options/rights granted	418,608	253,668	1,000,000		1,672,276
Dr Roland Scollay[1]	Value for year ended 30 June 2008	$86,671	$13,109	$9,675		$109,455
	Number of options/rights granted	190,104	115,211			305,315
Dr Chris Belyea	Value for year ended 30 June 2008	-$20,439	-$11,866			-$32,305
	Number of options/right granted	128,904	69,124		120,000	318,028
Ms Belinda Shave	Value for year ended 30 June 2008	$24,974	$4,145		$1,447	$30,566
	Number of options/right granted	135,744	76,037			211,781
Dr Caroline Herd	Value for year ended 30 June 2008	-$14,594	-$7,831			-$22,425
		25% – 01.09.07	25% – 01.09.06	35% – 01.02.06	20% – 23.12.04	
		25% – 01.09.08	25% – 01.09.07	35% – 01.02.07	20% – 23.12.05	
		25% – 01.09.09	25% – 01.09.08	30% – 01.02.08	30% – 23.12.06	
Vesting Proportions		25% – 01.09.10	25% – 01.09.09		30% – 23.12.07	

[1] Dr Roland Scollay ceased employment with the Company on 1 July 2008. The value shown in the above table for Dr Scollay includes the accelerated vesting of part of his performance rights holding.

Options and Performance Rights granted as part of compensation

Table C provides a breakdown of each share-based payment included in the compensation of Key Management Personnel for the year ended 30 June 2008.

Table C	Grant date	Grant number	Fair Value per option / right at grant date	Fair Value of options / rights granted during the year	Value of options / rights forfeited during the year	Value of options / rights exercised during the year	Value of options / rights yet to be expensed	Fair Value of options / rights included in remuneration during the year	% compensation consisting of options / rights during the year
Dr Roland Scollay									
Options	1 Feb 2006	1,000,000	$0.1095	–	–	–	–	$9,675	1.01%
Performance Rights	20 Dec 2005	253,668	$0.4040	–	$3,382	$5,750	–	$13,109	1.37%
Performance Rights	17 Nov 2006	418,608	$0.6991	–	$6,729	$11,302	–	$86,671	9.07%
Dr Chris Belyea									
Performance Rights	20 Dec 2005	115,211	$0.4040	–	$4,263	$1,959	–	-$11,866	-4.58%
Performance Rights	17 Nov 2006	190,104	$0.6991	–	$8,840	$2,566	–	-$20,439	-7.89%
Ms Belinda Shave									
Options	23 Dec 2003	120,000	$0.2600	–	–	–	–	$1,447	0.60%
Performance Rights	20 Dec 2005	69,124	$0.4040	–	–	$588	$2,253	$4,145	1.71%
Performance Rights	17 Nov 2006	128,904	$0.6991	–	$773	$1,740	$22,044	$24,974	10.29%
Dr Caroline Herd									
Performance Rights	20 Dec 2005	76,037	$0.4040	–	$2,344	$646	–	-$7,831	-4.15%
Performance Rights	17 Nov 2006	135,744	$0.6991	–	$5,396	$1,833	–	-$14,594	-7.74%
Total					$31,727	$26,384	$24,297	$85,291	

During the current period, there have been no alterations to the terms and conditions of performance rights or options granted as compensation since their grant date.

Options and Performance Rights granted and vested during the year ended 30 June 2008

There were no grants of Options or Performance Rights from 1 July 2007 to 30 June 2008.

Table D		Performance Rights		Options	
		Number of Performance Rights granted during the year	Number of Performance Rights vested during the year	Number of Options granted during the year	Number of Options vested during the year
Directors					
Dr Roland Scollay	2008	–	390,370	–	300,000
	2007	418,608	35,937	–	350,000
Dr Chris Belyea	2008	–	59,096	–	–
	2007	190,104	16,324	–	–
Other Key Management Personnel					
Ms Belinda Shave	2008	–	38,797	–	36,000
	2007	128,904	9,793	–	36,000
Dr Caroline Herd	2008	–	41,315	–	–
	2007	135,744	10,744	–	45,000

Shares Issued to Key Management Personnel on exercise of compensation Options or Rights during the year ended 30 June 2008

Table E		Shares issued (Number)	Paid per share ($)	Unpaid per share ($)
Dr Roland Scollay	2008	426,307	$0.00	$0.00
	2007	–	–	–
Dr Chris Belyea	2008	75,420	$0.00	$0.00
	2007	–	–	–
Ms Belinda Shave	2008	38,797	$0.00	$0.00
	2007	9,793	$0.00	$0.00
Dr Caroline Herd	2008	41,315	$0.00	$0.00
	2007	10,774	$0.00	$0.00
Total	2008	581,839		
	2007	20,567		

Other Information

Loans to Directors and Executives

No loans have been made to Directors of Metabolic or to any of the other Key Management Personnel, including their personally related entities.

This Directors' Report, incorporating the Corporate Governance Statement and Remuneration Report, has been signed in accordance with a Resolution of the Directors made on 20 August 2008.

Mr Rob Stewart
Chairman

Melbourne
20 August 2008

Metabolic Pharmaceuticals Limited
ABN 96 083 866 862

Annual Financial Report
For the year ended 30 June 2008

In accordance with a resolution of the directors of Metabolic Pharmaceuticals Limited, we state that:

1. In the opinion of the directors:

   (a) The financial report and the remuneration report included in the directors' report, of the Company are in accordance with the Corporations Act 2001, including:

      (i) giving a true and fair view of the Company's financial position as at 30 June 2008 and its performance for the year ended on that date; and

      (ii) complying with Accounting Standards and Corporations Regulations 2001.

   (b) There are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

2. This declaration has been made after receiving the declarations required to be made to directors in accordance with section 295A of the Corporations Act 2001 for the financial period ended 30 June 2008.

On behalf of the Board,

Rob Stewart
Chairman
Melbourne
20 August, 2008

Income Statement
For the year ended 30 June 2008

	Notes	30 June 2008 $	30 June 2007 $
Finance revenue	4(A)	1,278,260	1,373,946
Government grant income	4(B)	28,690	53,786
Profit on sale of plant and equipment		14,440	4,366
Project expense	4(C)	(1,585,049)	(8,630,713)
Employee benefits expense	4(D)	(2,733,286)	(4,193,960)
Depreciation and amortisation expense	4(E)	(266,276)	(298,358)
Operating leases	4(F)	(117,216)	(137,886)
Laboratory expenses		(150,952)	(241,616)
Other administrative and overhead expenses	4(G)	(547,278)	(1,336,504)
Impairment of Investment in Neuren	10	(362,500)	-
Net loss before income tax		(4,441,167)	(13,406,939)
Income tax expense	5	-	-
Net loss attributable to members		(4,441,167)	(13,406,939)
Basic loss per share (cents per share)	6	(1.48) cents	(4.57) cents
Diluted loss per share (cents per share)	6	(1.48) cents	(4.57) cents

The accompanying notes form part of these financial statements

Balance Sheet
As at 30 June 2008

	Notes	30 June 2008 $	30 June 2007 $
CURRENT ASSETS			
Cash and cash equivalents	7	16,472,982	20,579,943
Receivables	8	167,406	240,445
Prepayments		79,468	145,374
Other	9	12,141	12,141
Total Current Assets		16,731,997	20,977,903
NON-CURRENT ASSETS			
Available-for-sale financial asset	10	137,500	487,500
Plant and equipment	11	293,259	551,848
Total Non-Current Assets		430,759	1,039,348
Total Assets		17,162,756	22,017,251
CURRENT LIABILITIES			
Trade and other payables	13	91,933	949,727
Provisions	14	589,894	223,273
Total Current Liabilities		681,827	1,173,000
NON-CURRENT LIABILITIES			
Provisions	14	19,863	56,219
Total Non-Current Liabilities		19,863	56,219
Total Liabilities		701,690	1,229,219
Net Assets		16,461,066	20,788,032
EQUITY			
Contributed equity	15	89,081,446	89,081,446
Reserves	15	1,567,164	1,465,463
Gains/(losses) on available-for-sale financial assets		–	(12,500)
Retained earnings/(Accumulated losses)	15	(74,187,544)	(69,746,377)
Total Equity		16,461,066	20,788,032

The accompanying notes form part of these financial statements

Statement of Changes in Equity
For the year ended 30 June 2008

	Contributed Equity	Retained Earnings/ (Accumulated Losses)	Gains/ (Losses) on Available-For-Sale Financial Assets	Other Reserves	Total
	$	$	$	$	$
As at 1 July 2006	78,244,479	(56,339,438)	(12,500)	872,073	22,764,614
– Net unrealised gain/(loss) on available-for-sale financial assets	–	–	–	–	–
– Issue of shares and exercise of options	11,204,869	–	–	–	11,204,869
– Capital raising costs recognised directly in equity	(367,902)	–	–	–	(367,902)
– Cost of share-based payments	–	–	–	593,390	593,390
– Loss for the period	–	(13,406,939)	–	–	(13,406,939)
As at 30 June 2007	89,081,446	(69,746,377)	(12,500)	1,465,463	20,788,032
– Net unrealised gain/(loss) on available-for-sale financial assets	–	–	(350,000)	–	(350,000)
– Issue of shares and exercise of options	–	–	–	–	–
– Cost of share-based payments	–	–	–	101,701	101,701
– impairment of available-for-sale financial asset (previously recognised in equity as an unrealised gain or loss) transferred from equity to income statement	–	–	362,500	–	362,500
– Loss for the period	–	(4,441,167)	–	–	(4,441,167)
As at 30 June 2008	89,081,446	(74,187,544)	–	1,567,164	16,461,066

The accompanying notes form part of these financial statements

Cash Flow Statement
For the year ended 30 June 2008

	Notes	30 June 2008 $	30 June 2007 $
Cash Flows from Operating Activities			
Payments to suppliers and employees		(5,352,553)	(14,876,653)
Interest received		1,211,669	1,393,932
Receipt of government grants	4(B)	28,690	53,786
Sundry income		–	4,366
Net cash outflows from operating activities	7	(4,112,194)	(13,424,569)
Cash Flows from Investing Activities			
Payments for plant and equipment	11	(16,085)	(138,435)
Proceeds on Sale of Fixed assets		21,318	1,685
Net cash inflows/(outflows) from in investing activities		5,233	(136,750)
Cash Flows from Financing Activities			
Net Proceeds from issue of shares and options	15	–	10,836,967
Net cash inflows from financing activities		–	10,836,967
Net increase/(decrease) in cash and cash equivalents		(4,106,961)	(2,724,352)
Cash and cash equivalents at beginning of period		20,579,943	23,304,295
Cash and cash equivalents at the end of period	7	16,472,982	20,579,943

The accompanying notes form part of these financial statements

1 CORPORATE INFORMATION

The financial report of Metabolic Pharmaceuticals Limited (the Company) for the year ended 30 June 2008 was authorised for issue in accordance with a resolution of the Directors on 20 August 2008.

Metabolic Pharmaceuticals Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on ASX Limited (ASX code: MBP).

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF PREPARATION

The financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards and other mandatory professional reporting requirements.

The financial report has been prepared on an historical cost basis, except for available-for-sale financial assets that have been measured at fair value.

The financial report is presented in Australian dollars.

The financial statements of the Company have been prepared on a going concern basis. The Company's operations are subject to major risks due primarily to the nature of research, development and commercialisation to be undertaken. These risks may materially impact the financial performance and position of the Company, including the future value of the shares, options and performance rights issued. The going concern basis assumes that future capital raisings will be available to enable the Company to undertake the research, development and commercialisation of its projects and that the subsequent commercialisation of the developed products will be successful. The financial statements take no account of the consequences, if any, of the inability of the Company to obtain adequate funding nor of the effects of unsuccessful research, development and commercialisation of the Company's projects.

(B) STATEMENT OF COMPLIANCE

The financial report complies with Australian Accounting Standards as issued by the Australian Accounting Standards Board and International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Company for the annual reporting period ended 30 June 2008. These are outlined in the table below.

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 8 and AASB 2007-3	Operating Segments and consequential amendments to other Australian Accounting Standards	New standard replacing AASB 114 *Segment Reporting*, which adopts a management reporting approach to segment reporting	1 January 2009	AASB 8 is a disclosure standard so will have no direct impact on the amounts included in the Company's financial statements. The amendments may have an impact on the Company's segment disclosures	1 July 2009
AASB 101 (Revised) and AASB 2007-8	Presentation of Financial Statements and consequential amendments to other Australian Accounting Standards	Introduces a statement of comprehensive income. Other revisions include impacts on the presentation of items in the statement of changes in equity, new presentation requirements for restatements or reclassifications of items in the financial statements, changes in the presentation requirements for dividends and changes to the titles of the financial statements	1 January 2009	These amendments are only expected to affect the presentation of the Company's financial report and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial report. The Company has not determined at this stage whether to present a single statement of comprehensive income or two separate statements.	1 July 2009
AASB 2008-1	Amendments to Australian Accounting Standard – Share-based Payments: Vesting Conditions and Cancellations	The amendments clarify the definition of 'vesting conditions', introducing the term 'non-vesting conditions' for conditions other than vesting conditions as specifically defined and prescribe the accounting treatment of an award that is effectively cancelled because a non-vesting condition is not satisfied.	1 January 2009	The Company has share-based payment arrangements that may be affected by these amendments. However, the Company has not yet determined the extent of the impact, if any	1 July 2009

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Reference	Title	Summary	Application date of standard*	Impact on Company financial report	Application date for Company*
AASB 3 (Revised)	Business Combinations	The revised standard introduces a number of changes to the accounting for business combinations, the most significant of which allows entities a choice for each business combination entered into – to measure a non-controlling interest (formerly a minority interest) in the acquiree either at its fair value or at its proportionate interest in the acquiree's net assets. This choice will effectively result in recognising goodwill relating to 100% of the business (applying the fair value option) or recognising goodwill relating to the percentage interest acquired. The changes apply prospectively.	1 July 2009	The Company has not entered into any business combinations and accordingly has not assessed the impact.	1 July 2009
AASB 127 (Revised)	Consolidated and Separate Financial Statements	Under the revised standard, a change in the ownership interest of a subsidiary (that does not result in loss of control) will be accounted for as an equity transaction.	1 July 2009	The Company does not presently have any subsidiaries, however, should this change, any changes in the ownership interest of a subsidiary will be accounted for as an equity transaction	1 July 2009
AASB 2008–3	Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127	Amending standard issued as a consequence of revisions to AASB 3 and AASB 127.	1 July 2009	Refer to AASB 3 (Revised) and AASB 127 (Revised) above	1 July 2009
Amendments to International Financial Reporting Standards**	Cost of an Investment in a Subsidiary, Jointly Controlled Entity or Associate	The main amendments of relevance to Australian entities are those made to IAS 27 deleting the 'cost method' and requiring all dividends from a subsidiary, jointly controlled entity or associate to be recognised in profit or loss in an entity's separate financial statements (i.e., parent company accounts). The distinction between pre- and post-acquisition profits is no longer required. However, the payment of such dividends requires the entity to consider whether there is an indicator of impairment. AASB 127 has also been amended to effectively allow the cost of an investment in a subsidiary, in limited reorganisations, to be based on the previous carrying amount of the subsidiary (that is, share of equity) rather than its fair value.	1 January 2009	The Company does not presently have a subsidiary, jointly controlled entity or associate.	1 July 2009
Amendments to International Financial Reporting Standards**	Improvements to IFRSs	The improvements project is an annual project that provides a mechanism for making non-urgent, but necessary, amendments to IFRSs. The IASB has separated the amendments into two parts: Part 1 deals with changes the IASB identified resulting in accounting changes, Part II deals with either terminology or editorial amendments that the IASB believes will have minimal impact.	1 January 2009 except for amendments to IFRS 5, which are effective from 1 July 2009.	The Company has not yet determined the extent of the impact of the amendments, if any	1 July 2009

* designates the beginning of the applicable annual reporting period

** pronouncements that have been issued by the IASB and IFRIC but have not yet been issued by the AASB

Adoption of new accounting standard

The Company has adopted AASB 7 *Financial Instruments: Disclosures* and all consequential amendments which became applicable on 1 January 2007. The application date for the Company relating to this standard was 1 July 2007. The adoption of this standard has only affected the disclosure in these financial statements. There has been no effect on profit and loss or the financial position of the Company.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(C) SHARE-BASED PAYMENT TRANSACTIONS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares ('equity-settled transactions').

There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and

(ii) the Metabolic Performance Rights Plan.

Information relating to the Company's share-based payment plans is set out in note 12 and the Remuneration Report section of the Directors' Report.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial model. The fair value of performance rights issued under the Metabolic Performance Rights Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/ Merton or Binomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

In determining the fair value of equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of Metabolic Pharmaceuticals Limited ('market conditions').

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('final vesting date').

The cumulative expense recognised for equity-settled transactions at each reporting date until vesting date, reflects the extent to which the vesting period has expired. No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition.

(D) PLANT AND EQUIPMENT

Plant and equipment is stated at cost less accumulated depreciation and any impairment in value. Depreciation is calculated on a straight-line basis over the estimated useful life of the asset as follows:

Office equipment	3 to 10 years
Laboratory plant and equipment	5 years

(E) PLANT AND EQUIPMENT IMPAIRMENT

Impairment

The carrying values of plant and equipment are reviewed for impairment at each reporting date, with recoverable amount being estimated when events or changes in circumstances indicate that the carrying value may be impaired.

The recoverable amount of plant and equipment is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

For an asset that does not generate largely independent cash inflows, recoverable amount is determined for the cash generating unit to which the asset belongs, unless the asset's value in use can be estimated to be close to fair value.

An impairment exists when the carrying value of an asset exceeds its estimated recoverable amount. The asset is then written down to its recoverable amount. Impairment losses are recognised in the income statement.

Derecognition and disposal

Plant and equipment is derecognised upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the item) is included in the income statement in the period the item is derecognised.

(F) RESEARCH AND DEVELOPMENT COSTS

Research and patent costs are expensed as incurred. An intangible asset arising from development expenditure on an individual project is recognised only when the Company can demonstrate the technical feasibility of completing the intangible asset so that it will be available-for-use or sale. No development expenditure has been carried forward.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(G) INVESTMENTS AND OTHER FINANCIAL ASSETS

Available-For-Sale Investment

After initial recognition, investments which are classified as available-for-sale are measured at fair value. For investments that are actively traded in organised financial markets, fair value is determined by reference to Stock Exchange quoted market bid prices at the close of business on the balance sheet date. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

(H) IMPAIRMENT OF AVAILABLE-FOR-SALE FINANCIAL ASSETS

If there is objective evidence that an available-for-sale investment is impaired, such as a decline in the market value that is significant or prolonged, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement.

(I) CASH AND CASH EQUIVALENTS

Cash at bank and short-term deposits mature in three months or less and are stated at nominal value.

(J) EMPLOYEE LEAVE BENEFITS

Liabilities for wages, salaries and annual leave expected to be settled within 12 months of the reporting date and pro-rata long service leave for employees with over seven years of service, are recognised in current liabilities provisions in respect of employees' services up to the reporting date. Wages, salaries, annual leave and long service leave are measured at the amounts expected to be paid when the liabilities are settled.

Liabilities for pro-rata long service leave for employees with less than seven years of service are recognised in non-current liabilities provisions and measured at the present value of expected future payments to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

(K) OPERATING LEASES

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased items, are recognised as an expense in the income statement on a straight-line basis over the lease term.

(L) REVENUE RECOGNITION

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

For interest revenue, the specific recognition criteria that must be met before revenue is recognised is the control of the right to receive the interest payment.

Interest receivable, being interest accrued, and GST recoverable are recorded at amortised cost and due to the short-term nature of these receivables they equate to face value.

(M) GOVERNMENT GRANTS

Government grants are recognised at their fair value when the grant is received and all attaching conditions have been complied with.

(N) TRADE AND OTHER PAYABLES

Trade and other payables are carried at amortised cost and represent liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of those goods and services. The amounts are unsecured and are normally settled on 30-day terms. Due to the short-term nature of these payables they equate to fair value.

(O) INCOME TAX

Deferred income tax is provided on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred income tax assets are recognised for all deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry-forward of unused tax assets and unused tax losses can be utilised.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Income taxes relating to items recognised directly in equity are recognised in equity and not in the income statement.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(P) GOODS AND SERVICES TAX (GST)

Revenues, expenses and assets are recognised net of GST except:

- where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and
- receivables and payables are stated with the amount of GST (if any) included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the Balance Sheet. Cash flows are included in the Statement of Cash Flows on a gross basis (i.e. including GST) and the GST component of cash flows arising from investing and financing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows. Commitments and contingencies are disclosed exclusive of the amount of GST recoverable from, or payable to, the taxation authority.

(Q) EARNINGS PER SHARE (EPS)

Basic EPS is calculated as net profit/(loss) attributable to members, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares.

Diluted EPS is calculated as net profit/(loss) attributable to members, adjusted for:

- costs of servicing equity (other than dividends);
- the after-tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and
- other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares

divided by the weighted average number of ordinary shares and dilutive potential ordinary shares.

As the Company incurred a loss for the period under review and in the prior year comparison, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted earnings per share calculation.

(R) CONTRIBUTED EQUITY

Ordinary shares are classified as equity and recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(S) FOREIGN CURRENCY TRANSLATION

Foreign currency items are translated to Australian currency on the following basis:

- Transactions are converted at exchange rates approximating those in effect at the date of the transaction; and
- Foreign currency monetary items that are outstanding at the reporting date are translated using the spot rate at the end of the financial year.

Exchange differences relating to monetary items are included in the Income Statement.

(T) COMPARATIVES

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

3 SEGMENT INFORMATION

The Company operates predominantly in one industry and one geographical segment, those being the pharmaceutical and healthcare industry and Australia respectively. Relevant financial information is presented in the Balance Sheet and Income Statement.

4 REVENUES AND EXPENSES

	30 June 2008 $	30 June 2007 $
(A) REVENUE		
Finance revenue	1,278,260	1,373,946
Details of finance revenue:		
Term deposit interest	1,259,651	1,325,330
Grant account interest	-	8,345
Bank account interest	18,609	40,271
	1,278,260	1,373,946
(B) GOVERNMENT GRANT INCOME		
Government grants	28,690	53,786

An Export Market Development Grant of $28,690 has been received from the government. There are no unfulfilled conditions or contingencies attaching to this grant. The Company did not benefit directly from any other forms of government assistance.

	30 June 2008 $	30 June 2007 $
(C) PROJECT EXPENSE		
(1) Preclinical expense		
(i) Oral Peptide Delivery Platform	(313,626)	(202,259)
(ii) Neural Regeneration Peptides	(276,844)	(1,575)
(iii) ACV1 – Neuropathic Pain	5,500	(115,499)
(iv) AOD9604 – Obesity	18,831	(715,126)
(v) Other projects	(77,192)	(263,361)
	(643,331)	(1,297,820)
(2) Clinical Trials expense		
(i) Oral Peptide Delivery Platform	-	-
(ii) Neural Regeneration Peptides	-	-
(iii) ACV1 – Neuropathic Pain	(81,954)	(1,518,090)
(iv) AOD9604 – Obesity	(5,966)	(3,123,505)
(v) Other projects	-	(28,560)
	(87,920)	(4,670,155)
(3) Formulation & Manufacture expense		
(i) Oral Peptide Delivery Platform	(194,537)	(187,823)
(ii) Neural Regeneration Peptides	(2,770)	(9,105)
(iii) ACV1 – Neuropathic Pain	69,108	(962,422)
(iv) AOD9604 – Obesity	-	(122,565)
(v) Other projects	-	(7,645)
	(128,199)	(1,289,560)
(4) Miscellaneous project expense		
(i) Oral Peptide Delivery Platform	(269,931)	(60,221)
(ii) Neural Regeneration Peptides	-	(11,438)
(iii) ACV1 – Neuropathic Pain	(212,760)	(775,645)
(iv) AOD9604 – Obesity	(62,436)	(496,308)
(v) Other projects	(180,472)	(29,566)
	(725,599)	(1,373,178)
Total project expense		
(i) Oral Peptide Delivery Platform	(778,094)	(450,303)
(ii) Neural Regeneration Peptides	(279,614)	(22,118)
(iii) ACV1 – Neuropathic Pain	(220,106)	(3,371,656)
(iv) AOD9604 – Obesity	(49,571)	(4,457,504)
(v) Other projects	(257,664)	(329,132)
	(1,585,049)	(8,630,713)

4 REVENUES AND EXPENSES (continued)

	Notes	30 June 2008 $	30 June 2007 $
(D) EMPLOYEE BENEFITS EXPENSE			
Wages and salaries		(2,039,329)	(3,189,123)
Superannuation		(106,545)	(199,586)
Share-based payment expense	12B	(101,701)	(593,390)
Directors' fees		(155,446)	(168,395)
Provision for payments on terminations	14(C)	(504,818)	(35,664)
Long service leave provision	14(B) & (D)	76,979	(35,664)
Annual leave provision	14(A)	97,574	(7,802)
		(2,733,286)	(4,193,960)
(E) DEPRECIATION AND AMORTISATION EXPENSE			
Depreciation – office equipment		(64,120)	(61,777)
Depreciation – laboratory equipment		(202,156)	(236,581)
		(266,276)	(298,358)
(F) RENTAL EXPENSE RELATING TO OPERATING LEASES			
Minimum lease payments – Laboratory		(60,494)	(57,886)
Minimum lease payments – Administration		(56,722)	(80,000)
		(117,216)	(137,886)
(G) OTHER ADMINISTRATIVE AND OVERHEAD EXPENSES			
Listing fees		(22,961)	(44,612)
Insurances		(95,816)	(99,495)
Accounting and Audit Fees		(51,306)	(56,132)
Investor Relations & Share Registry expenses		(92,904)	(320,363)
Other		(284,291)	(815,902)
		(547,278)	(1,336,504)

5 INCOME TAX

	30 June 2008 $	30 June 2007 $
A) RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE		
Net Loss before income tax expense	(4,441,167)	(13,406,939)
Prima facie tax calculated at 30% (2007: 30%)	(1,332,350)	(4,022,082)
Tax effect of amounts which are not deductible:		
– Entertainment	1,246	3,273
– Share-based payments	30,510	178,017
Effect of tax concession for Research and Development	(142,514)	(1,191,350)
	(1,443,108)	(5,032,142)
Current year tax losses not brought to account	1,216,662	5,004,590
Current year temporary differences not brought to account	226,445	27,552
Income tax expense	–	-
(B) DEFERRED TAX ASSETS NOT BROUGHT TO ACCOUNT		
Unused tax losses for which no deferred tax asset has been recognised	86,961,641	82,140,756
Deductible temporary differences – no deferred tax asset has been recognised	686,251	1,804,882
Prior year under/over accrual	–	505,646
	87,647,892	84,451,284
Potential tax benefit at 30%	26,294,367	25,335,385

5 INCOME TAX (continued)

This benefit of the tax losses will only be realised if.

(i) the Company derives future assessable income of a nature and amount sufficient to enable the benefit of the taxation deductions to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by law; and

(iii) there are no changes in taxation legislation adversely affecting the Company in realising the benefit.

6 EARNINGS PER SHARE (EPS)

Basic EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year.

Diluted EPS amounts are calculated by dividing the net loss for the year by the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

Basic EPS:

– 30 June 2008	(1.48) cents per share
– 30 June 2007	(4.57) cents per share

Diluted EPS:

– 30 June 2008	(1.48) cents per share
– 30 June 2007	(4.57) cents per share

	30 June 2008	30 June 2007
The following reflects the income and share data used in the calculation of basic and diluted EPS:		
Net loss used in calculating basic and diluted EPS	($4,441,167)	($13,406,939)
Weighted average number of ordinary shares on issue used in the calculation of basic EPS	300,947,111	293,141,502
Potential effect of dilutive securities:		
Performance rights	1,120,326	1,644,340
Potential ordinary shares that are not dilutive and are excluded from the calculation of diluted EPS	4,141,983	10,802,859

As the Company has incurred a net loss for the years ended 30 June 2008 and 30 June 2007, potential ordinary shares, being options and performance rights to acquire ordinary shares, are considered non-dilutive and therefore not included in the diluted EPS calculation.

Any further transactions involving ordinary shares or potential ordinary shares between the reporting date and the date of completion of these financial statements are detailed in the table contained in Note 15

7 CASH AND CASH EQUIVALENTS

RECONCILIATION OF CASH AT THE END OF THE YEAR

	30 June 2008 $	30 June 2007 $
Cash at bank and in hand [i]	272,982	629,943
Short-term deposits [ii]	16,200,000	19,950,000
	16,472,982	20,579,943

[i] Cash at bank earns interest at floating rates based on daily bank deposit rates.

[ii] Short-term deposits mature within three months and have interest rates between 6.3% and 8.0% (2007: short-term deposit rates between 5.7% and 6.5%).

For the purposes of the Cash Flow Statement, cash and cash equivalents comprises cash at bank and investments in short-term deposits as listed above. The Company has no borrowings.

RECONCILIATION OF NET LOSS AFTER INCOME TAX TO NET CASH FLOW FROM OPERATING ACTIVITIES

	30 June 2008 $	30 June 2007 $
Net Loss attributable to members	(4,441,167)	(13,406,939)
Adjustments for non-cash items:		
Depreciation	266,276	298,358
Share-based payment expense	101,701	593,390
Loss on write off of assets	1,521	–
Impairment of investment in Neuren	362,500	–
Profit on sale of fixed assets	(14,440)	–
Change in assets and liabilities during the financial year:		
(Increase)/decrease in interest receivable	(66,591)	19,986
(Increase)/decrease in prepayments	65,906	(56,342)
(Increase)/decrease in other assets	139,630	81,646
Increase/(decrease) in payables	(857,794)	(998,134)
Increase/(decrease) in employee provisions	330,264	43,466
Net cash outflows from operating activities	(4,112,194)	(13,424,569)

DISCLOSURE OF FINANCING ACTIVITIES

During the year ended 30 June 2008 there were no cash inflows or outflows from financing activities. The issue of 707,980 shares during the period under review resulted from the exercise of 707,980 employee performance rights. There was no exercise price attached to the exercise of the performance rights:

	$	No. of shares Issued
Performance Rights converting to ordinary shares (MBPAA)	–	244,578
Performance Rights converting to ordinary shares (MBPAB)	–	463,402
Net cash inflows from financing activities/Shares issued	–	707,980

8 RECEIVABLES (CURRENT)

	30 June 2008 $	30 June 2007 $
Interest receivable	141,825	75,234
GST recoverable	25,581	165,211
	167,406	240,445

9 OTHER CURRENT ASSETS

Security deposits	12,141	12,141

10 AVAILABLE-FOR-SALE FINANCIAL ASSET – INVESTMENT IN SHARES

At beginning of year	487,500	487,500
Amount previously recognised in equity as an unrealised loss now included in impairment	12,500	–
Impairment of available-for-sale financial asset	(362,500)	–
Balance at end of year	137,500	487,500

The company's available-for-sale financial asset consists of fully paid ordinary shares held in Neuren Pharmaceuticals Limited ("Neuren"), a company listed on the ASX Limited (ASX Code: NEU). The sum of $500,000 was paid in December 2004 by way of subscription monies for 1,250,000 shares at $0.40 per share in the Initial public offering of Neuren.

After the initial recognition, the fair value of the investment in Neuren was determined as the market price of the shares. Gains and losses on this investment were previously reported in equity.

At 30 June 2008 the Company deemed the investment in Neuren impaired due to a significant and prolonged decline in the market price of Neuren's shares. Due to this objective evidence that the investment in Neuren was impaired, an amount comprising the difference between its cost and its current value was transferred from equity to the income statement.

As the available-for-sale investment consists of an investment in ordinary shares there is no fixed maturity date.

11 PLANT AND EQUIPMENT

	30 June 2008 $	30 June 2007 $
OFFICE EQUIPMENT		
(i) Cost		
Opening balance	399,375	335,259
Additions	13,812	71,531
Disposals and write-off of equipment	(39,100)	(7,415)
Closing balance	374,087	399,375
(ii) Accumulated Depreciation		
Opening balance	(262,012)	(205,965)
Depreciation for the year	(64,120)	(61,777)
Disposals and write-off of equipment	36,414	5,730
Closing balance	(289,718)	(262,012)
Net Book Value – Office Equipment	84,369	137,363

11 PLANT AND EQUIPMENT (continued)

	30 June 2008 $	30 June 2007 $
LABORATORY PLANT & EQUIPMENT		
(i) Cost		
Opening balance	1,299,267	1,232,363
Additions	2,273	66,904
Disposals and write-off of equipment	(47,548)	–
Closing balance	1,253,992	1,299,267
(ii) Accumulated Depreciation		
Opening balance	(884,782)	(648,201)
Depreciation for the year	(202,156)	(236,581)
Disposals and write-off of equipment	41,836	–
Closing balance	(1,045,102)	(884,782)
Net Book Value – Laboratory Plant and Equipment	208,890	414,485
Net Book Value – Plant and Equipment	293,259	551,848

A review of the carrying values of plant and equipment for impairment determined that there is no indication that the carrying values may not be recoverable.

12 SHARE-BASED PAYMENTS

A. EMPLOYEE SHARE-BASED PAYMENT PLANS

The Company currently provides benefits to employees (including Executive Directors) in the form of share-based payment transactions, whereby employees render services in exchange for shares or rights over shares (equity-settled transactions). There are currently two plans in place to provide these benefits:

(i) the Metabolic Employee Share Option Plan; and

(ii) the Metabolic Performance Rights Plan.

The cost of these equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ('final vesting date').

The expense recognised in the Income Statement in relation to share-based payments is disclosed in note 4(D) and 12B.

(i) EMPLOYEE SHARE OPTION PLAN

In February 2000, the Company established the Metabolic Employee Share Option Plan where the Company may, at the discretion of management, grant options over the ordinary shares of Metabolic Pharmaceuticals Limited to Directors, Executives and members of staff of the Company. The options, issued for nominal consideration, are granted in accordance with performance guidelines established by the Directors of Metabolic Pharmaceuticals Limited. The options are issued for varying terms ranging from 54 to 59 months and are exercisable on vesting dates between the date of grant and expiry date.

Options issued pursuant to the Metabolic Employee Share Option Plan will not be listed on ASX Limited (ASX). Application will be made to list the shares issued on the exercise of the options on the ASX and such shares will rank equally with other ordinary shares of the Company.

The fair value of the options issued under the Metabolic Employee Share Option Plan is determined by using a binomial approximation model. This model takes into account, as at grant date, the exercise price and expected life of the option, the vesting criteria, the current price of the underlying share and its expected volatility, expected dividends and the risk-free interest rate for the expected life of the option. These options, issued pursuant to the Metabolic Employee Share Option Plan, have an expiry date between 54 and 59 months from grant, generally with staggered vesting terms based on anniversary periods. The option-pricing model values each of these vesting portions separately.

12 SHARE-BASED PAYMENTS (continued)

(i) EMPLOYEE SHARE OPTION PLAN (continued)

The assumptions used to obtain a fair value for options, which form part of current or prior year expense, are listed in the following table:

	Date Options Granted			
Binomial Option Pricing Model Variables	**1 Feb 2006**	**1 Nov 2005**	**23 Dec 2003**	**22 Nov 2002**
Exercise Price	$1.50	$1.00	$1.00	$0.90
Risk-Free Interest Rate	5.30%	5.39%	5.56%	5.22%
Volatility	56.40%	56.52%	35.00%	35.00%
Expiry Date	1 Jan 2011	1 Oct 2010	23 Nov 2008	22 Oct 2007
Dividend Yield	-	-	-	-
Average Fair Value per option (cents)	10.95	21.30	26.00	16.00

Option Grants – No options were granted during the years ended 30 June 2008 and 30 June 2007.

Information with respect to the number of options granted under the Metabolic Employee Share Option Plan is as follows:

(a) Employee Options over Ordinary Shares (No. of Options) at 30 June 2008

Date of Issue		**01/02/06**	**01/11/05**	**23/12/03**	**17/01/03**	**22/11/02**	
ASX Code (unlisted options)		**MBPAQ**	**MBPAQ**	**MBPAQ**	**MBPAQ**	**MBPAQ**	**Total**
On issue at beginning of the year		1,000,000	500,000	479,900	150,000	150,000	2,279,900
Issued during the year		-	-	-	-	-	-
Exercised during the year		-	-	-	-	-	-
Expired unexercised during the year		-	-	(50,000)	-	(150,000)	(200,000)
Forfeited/Cancelled during the year		-	-	(150,000)	(150,000)	-	(300,000)
On issue at balance date		1,000,000	500,000	279,900	-	-	1,779,900
Issued subsequent to balance date		-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-
Forfeited/Cancelled subsequent to balance date		(1,000,000)	(500,000)	(100,000)	-	-	(1,600,000)
On issue at date of Directors' Report		-	-	179,900	-	-	179,900
Current number of recipients		-	-	2	-	-	
Exercise price		$1.50	$1.00	$1.00	90¢	90¢	
Exercise period:	From	01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	
	To	01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	
Expiration date		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	
The following proportions vest from the dates shown:	35%	01/02/06					
	35%	01/02/07					
	30%	01/02/08					
	20%			23/12/04	17/01/04	22/11/03	
	20%			23/12/05	17/01/05	22/11/04	
	30%			23/12/06	17/01/06	22/11/05	
	30%			23/12/07	17/01/07	22/11/06	
	100%		01/11/05				

(b) Information relating to Options exercised by employees during the year ended 30 June 2008

There were no options exercised by employees of the Company during the year ended 30 June 2008.

12 SHARE-BASED PAYMENTS (continued)

(i) EMPLOYEE SHARE OPTION PLAN (continued)

(c) Employee Options over Ordinary Shares (No. of Options) at 30 June 2007

Date of Issue **ASX Code (unlisted options)**		**01/02/06** **MBPAQ**	**01/11/05** **MBPAQ**	**23/12/03** **MBPAQ**	**17/01/03** **MBPAQ**	**22/11/02** **MBPAQ**	**14/12/01** **MBPAQ**	**Total**
On issue at beginning of the year		1,000,000	500,000	479,900	150,000	150,000	249,900	2,529,800
Issued during the year		-	-	-	-	-	-	-
Exercised during the year		-	-	-	-	-	-	-
Forfeited/Cancelled during the year		-	-	-	-	-	(249,900)	(249,900)
On issue at balance date		1,000,000	500,000	479,900	150,000	150,000	-	2,279,900
Issued subsequent to balance date		-	-	-	-	-	-	-
Exercised subsequent to balance date		-	-	-	-	-	-	-
Forfeited/Cancelled subsequent to balance date		-	-	-	-	-	-	-
On issue at date of Directors' Report		1,000,000	500,000	479,900	150,000	150,000	-	2,279,900
Current number of recipients		1	1	5	2	1	1	
Exercise price		$1.50	$1.00	$1.00	90¢	90¢	90¢	
Exercise period.	From	01/02/06	01/11/05	23/12/04	17/01/04	22/11/03	14/12/02	
	To	01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
Expiration date		01/01/11	01/10/10	23/11/08	17/12/07	22/10/07	14/11/06	
The following proportions vest from the dates shown:	35%	01/02/06						
	35%	01/02/07						
	30%	01/02/08						
	20%			23/12/04	17/01/04	22/11/03	14/12/02	
	20%			23/12/05	17/01/05	22/11/04	14/12/03	
	30%			23/12/06	17/01/06	22/11/05	14/12/04	
	30%			23/12/07	17/01/07	22/11/06	14/12/05	
	100%		01/11/05					

(d) Information relating to Options exercised by employees during the year ended 30 June 2007
There were no options exercised by employees of the Company during the year ended 30 June 2007.

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN
In September 2005, the Board of Metabolic established the terms and conditions of a long-term incentive scheme for employees, in the form of the Metabolic Performance Rights Plan ("Plan"). The purpose of the Plan is to provide employees with the opportunity to participate in the success of the Company and to provide them with further incentive to ensure wealth is created in the Company for the benefit of all shareholders.

Under the Plan, an invited eligible employee is offered rights to acquire shares in the Company. There is no exercise price to be paid to acquire a share upon exercise of a performance right. Performance rights will be exercisable on a specified future date, subject to meeting performance and service conditions.

Performance rights will not be listed on ASX Limited (ASX).

Application will be made to list Metabolic's shares issued on the exercise of the performance rights on the ASX and such shares will rank equally with other ordinary shares of the Company.

Performance rights are subject to the following performance conditions:

- One-third of the performance rights granted are subject to share price performance and continued service.
- One-third of the performance rights granted are subject to corporate goals and continued service.
- One-third of the performance rights granted are subject to continued service alone.

The fair value of performance rights issued under the Plan is determined by using a Barrier "Up and Call" Option Pricing Model or the market share price on the date of grant for those performance rights subject to a market condition and a Black-Scholes/Merton or Bionomial Distribution Option Pricing Model for those performance rights with non-market performance conditions.

12 SHARE-BASED PAYMENTS (continued)

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN (continued)

The assumptions used to obtain a fair value for performance rights are listed in the following table:

	Date Performance Rights Granted	
Pricing Model Variables	**17 Nov 2006**	**20 Dec 2005**
Exercise Price	Nil	Nil
Risk-Free Interest Rate	5.94%	5.73%
Share Price at Date of Grant	$0.705	$0.46
Volatility/Standard Deviation	59.97%	56.40%
Expiry Date	1 Sep 2011	1 Sep 2010
Dividend Yield	-	-
Average Fair Value per Performance Right	$0.70	$0.40

Performance Rights Grants – No performance rights were granted during the year ended 30 June 2008.

(a) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) as at 30 June 2008

Date of Issue **ASX Code (unlisted options)**			**17/11/06** **MBPAB**	**20/12/05** **MBPAA**	**TOTAL**
On issue at beginning of the year			1,222,356	620,928	1,843,284
Issued during the year			-	-	-
Exercised during the year (b)			(463,402)	(244,578)	(707,980)
Expired unexercised during the year			-	-	-
Forfeited /Cancelled during the year			(576,260)	(287,623)	(863,883)
On issue at balance date			182,694	88,727	271,421
Issued subsequent to balance date			-	-	-
Exercised subsequent to balance date			-	-	-
Forfeited/Cancelled subsequent to balance date			(40,764)	(23,369)	(64,133)
On issue at date of the Directors' Report			141,930	65,358	207,288
Current number of recipients			4	3	
Exercise price			$0.00	$0.00	
Exercise period		From	01/09/07	01/09/06	
		To	01/09/11	01/09/10	
Expiration date			01/09/11	01/09/10	
Vesting Proportions:	25%		01/09/07	01/09/06	
	25%		01/09/08	01/09/07	
	25%		01/09/09	01/09/08	
	25%		01/09/10	01/09/09	

(b) Information relating to Performance Rights exercised by employees during the year ended 30 June 2008

		17/11/06 **MBPAB**	**20/12/05** **MBPAA**
Number of shares issued		Number	Number
Issue date.	30/10/07	180,841	100,832
	08/05/08	282,561	143,746
Value of shares issued		$	$
Issue date:	30/10/07	$10,850	$6,050
	08/05/08	$11,302	$5,750

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

12 SHARE-BASED PAYMENTS (continued)

(ii) EMPLOYEE PERFORMANCE RIGHTS PLAN (continued)

(c) Employee Performance Rights over Ordinary Shares (No. of Performance Rights) as at 30 June 2007

Date of Issue		**17/11/06**	**20/12/05**	
ASX Code (unlisted options)		**MBPAB**	**MBPAA**	**TOTAL**
On issue at beginning of the year		-	873,213	873,213
Issued during the year		1,527,096	-	1,527,096
Exercised during the year (d)		(166,680)	(99,064)	(265,744)
Expired unexercised during the year		-	-	-
Forfeited /Cancelled during the year		(138,060)	(153,221)	(291,281)
On issue at balance date		1,222,356	620,928	1,843,284
Issued subsequent to balance date		-	-	-
Exercised subsequent to balance date		-	-	-
Forfeited/Cancelled subsequent to balance date		-	-	-
On issue at date of the Directors' Report		1,222,356	620,928	1,843,284
Current number of recipients		20	18	
Exercise price		$0.00	$0.00	
Exercise period:	From	01/09/07	01/09/06	
	To	01/09/11	01/09/10	
Expiration date		01/09/11	01/09/10	
Vesting Proportions:	25%	01/09/07	01/09/06	
	25%	01/09/08	01/09/07	
	25%	01/09/09	01/09/08	
	25%	01/09/10	01/09/09	

(d) Information relating to Performance Rights exercised by employees during the year ended 30 June 2007

		17/11/06	**20/12/05**
		MBPAB	**MBPAA**
Number of shares issued			
Issue date:	13/12/06		48,729
	26/01/07		3,918
	10/04/07	166,680	45,046
	24/05/07		1,371
Value of shares issued			
Issue date.	13/12/06		$36,790
	26/01/07		$ 4,114
	10/04/07	$21,668	$ 5,856
	24/05/07		$ 206

The value of shares issued during the reporting period is estimated to be the market price of shares of Metabolic Pharmaceuticals Limited on ASX Limited as at close of trading on the respective issue dates.

12 SHARE-BASED PAYMENTS (continued)

B. EXPENSES ARISING FROM SHARE-BASED PAYMENT TRANSACTIONS

	30 June 2008 $	30 June 2007 $
Options issued under Employee Option Plan	(448)	(60,568)
Performance Rights issued under Performance Rights Plan	(101,253)	(532,822)
	(101,701)	(593,390)

13 TRADE AND OTHER PAYABLES (CURRENT)

	30 June 2008 $	30 June 2007 $
Trade Payables [a]	91,933	949,727

[a] Trade payables are non-interest bearing and are normally settled on 30-day terms

14 PROVISIONS (CURRENT & NON-CURRENT)

	30 June 2008 $	30 June 2007 $
(A) CURRENT PROVISIONS – ANNUAL LEAVE		
Annual leave at beginning of year	149,577	141,775
Increase/(Decrease) in provision during the year	(97,574)	7,802
Annual leave at end of year	52,003	149,577
(B) CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	73,696	59,257
Additional provision during the year	(40,623)	14,439
Long service leave at end of year	33,073	73,696
(C) CURRENT – TERMINATION PAYMENTS		
Termination payments provision at beginning of year	–	–
Additional provisions during the year	504,818	–
Termination payments provision at end of year	504,818	–
TOTAL CURRENT PROVISIONS	589,894	223,273
(D) NON-CURRENT – LONG SERVICE LEAVE		
Long service leave at beginning of year	56,219	34,994
Additional provision during the year	(36,356)	21,225
Long service leave at end of year	19,863	56,219
TOTAL NON-CURRENT PROVISIONS	19,863	56,219

15 CONTRIBUTED EQUITY AND RESERVES

(A) MOVEMENT IN CONTRIBUTED EQUITY

	30 June 2008 $	30 June 2007 $
Contributed equity at beginning of year	89,081,446	78,244,479
Proceeds from shares issued during the year (note 7)	-	11,204,869
Capital raising costs recognised in equity	-	(367,902)
Contributed equity at end of year	89,081,446	89,081,446
	Number of Shares	
On issue at start of year	300,696,141	284,565,483
Shares issued during the year	-	14,583,333
Options converting to ordinary shares	-	1,281,581
Performance Rights converting to ordinary shares	707,980	265,744
On issue at end of year	301,404,121	300,696,141

Terms and conditions of contributed equity

Ordinary Shares attract the right to receive notice of and attend and vote at all general meetings of the Company, to receive dividends as declared and, in the event of winding up the Company, to participate equally in the distribution of the assets (both capital and surplus), subject to any amounts unpaid on shares. Each Ordinary Share entitles the holder to one vote, either in person or by proxy, at a meeting of the Company.

Securities issued or granted during the year ended 30 June 2008

Ordinary Fully Paid Shares

- 244,578 shares were issued as the result of the exercise of unquoted employee performance rights (ASX Code: MBPAA).

- 463,402 shares were issued as the result of the exercised of unquoted employee performance rights (ASX Code: MBPAB).

Performance Rights and Options Granted

- There were no options or performance rights granted during the year ended 30 June 2008.

15 CONTRIBUTED EQUITY AND RESERVES (continued)

OPTIONS AND PERFORMANCE RIGHTS OVER ORDINARY SHARES

Date of Issue ASX Code (unquoted)	17/11/06 MBPAB (Rights)	20/12/05 MBPAA (Rights)	24/03/06 MBPAY (Options)	01/02/06 MBPAQ (Options)	01/11/05 MBPAQ (Options)	01/03/04 MBPAU (Options)	23/12/03 MBPAQ (Options)	17/01/03 MBPAQ (Options)	22/11/02 MBPAQ (Options)	Total
On issue at beginning of the year	1,222,356	620,928	1,578,750	1,000,000	500,000	183,333	479,900	150,000	150,000	5,885,267
Issued during the year	-	-	-	-	-	-	-	-	-	-
Exercised during the year	(463,402)	(244,578)	-	-	-	-	-	-	-	(707,980)
Expired unexercised	-	-	-	-	-	-	(50,000)	-	(150,000)	(200,000)
Forfeited/Cancelled Options and Rights	(576,260)	(287,623)	(1,578,750)	-	-	-	(150,000)	(150,000)	-	(2,742,633)
On issue at balance date	182,694	88,727	-	1,000,000	500,000	183,333	279,900	-	-	2,234,654
Issued subsequent to balance date	-	-	-	-	-	-	-	-	-	-
Exercised subsequent to balance date	-	-	-	-	-	-	-	-	-	-
Forfeited/Cancelled subsequent to balance date	(40,764)	(23,369)	-	(1,000,000)	(500,000)	-	(100,000)	-	-	(1,664,133)
On issue at date of Directors' Report	141,930	65,358	-	-	-	183,333	179,900	-	-	570,521
Current number of recipients	4	3	-	-	-	4	2	-	-	
Exercise price	$0.00	$0.00	$0.90	$1.50	$1.00	$1.25	$1.00	90¢	90¢	
Exercise period: From	01/09/07	01/09/06	24/03/06	01/02/06	01/11/05	01/03/04	23/12/04	17/01/04	22/11/03	
To	01/09/11	01/09/10	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	
Expiration date	01/09/11	01/09/10	24/09/07	01/01/11	01/10/10	01/03/09	23/11/08	17/12/07	22/10/07	
The following proportions vest from the dates shown:										
20%							23/12/05	17/01/05	22/11/04	
25%	01/09/07	01/09/06								
25%	01/09/08	01/09/07								
25%	01/09/09	01/09/08								
25%	01/09/10	01/09/09								
35%				01/02/06						
35%				01/02/07						
30%				01/02/08			23/12/06	17/01/06	22/11/05	
30%							23/12/07	17/01/07	22/11/06	
100%			24/03/06		01/11/05	01/03/04				

	30 June 2008 $	30 June 2007 $
(B) OPTIONS/PERFORMANCE RIGHTS RESERVE		
Balance at beginning of period	1,465,463	872,073
Share-based payments	101,701	593,390
Balance at end of period [5]	1,567,164	1,465,463

[5] Represents the nominal consideration paid for subscriber or employee options and the fair value of options and performance rights.

(C) ACCUMULATED LOSSES		
Accumulated losses at beginning of period	(69,746,377)	(56,339,438)
Net loss attributable to members	(4,441,167)	(13,406,939)
Retained (losses) at the end of the financial year	(74,187,544)	(69,746,377)

16 COMMITMENTS AND CONTINGENCIES

Operating Lease Commitments – Company as Lessee

The Company has entered into commercial office and laboratory leases. These leases have a lease term of one to three years. On renewal, the terms of the lease are renegotiated.

Future minimum rentals payable under non-cancellable operating leases are as follows:

	30 June 2008 $	30 June 2007 $
Not later than one year	24,595	129,326
Later than one year and not later than five years	-	21,608
Later than five years	-	-
	24,595	150,934

Other expenditure commitments

Commitments contracted for at reporting date but not recognised as liabilities are as follows:

	30 June 2008 $	30 June 2007 $
Not later than one year	19,449	1,145,923
Later than one year and not later than five years	-	-
Later than five years	-	-
	19,449	1,145,923

Contingencies

The Directors were not aware of any contingent liabilities or contingent assets as at 30 June 2008.

There has been no change since that date.

17 RELATED PARTY DISCLOSURES

Other than as disclosed in the Key Management Personnel disclosures section of the financial statements (Note 21) and the Remuneration Report section of the Directors' Report, there were no transactions with related parties during the period under review.

18 EVENTS AFTER THE BALANCE SHEET DATE

As set out in the Review of Operations section of the Directors' Report, subsequent to the Balance Sheet date, the Company announced its proposed acquisition of PolyNovo Biomaterials Ltd (PolyNovo).

On 17 July 2008 the Company entered into a binding agreement to acquire PolyNovo, a company developing polymers for use in medical devices. This transaction is subject to satisfactory completion of due diligence and shareholder approvals.

Metabolic will acquire 100 per cent of the issued share capital of PolyNovo in exchange for the issue of approximately 247 million new shares, equivalent to 45 per cent of Metabolic's issued capital once the transaction is complete. The total number of Metabolic's current issued capital and performance rights is approximately 302 million. Based on this number, at completion of the transaction, approximately 247 million new shares will be issued to the shareholders of PolyNovo, bringing the new issued capital of the Company to approximately 549 million shares.

The transaction is expected to complete in late October 2008 and Metabolic intends to change its name to PolyNovo Limited and develop PolyNovo's projects in accordance with their current business plan. In the interim, Metabolic has agreed to advance PolyNovo up to $2 million by way of a loan facility to enable it to immediately move forward with its development plan.

PolyNovo is focused on developing a novel patented family of biodegradable polymers NovoSorb™ for use in medical devices. NovoSorb™ can be tailored to large world markets with potential applications in areas as diverse as orthopaedics, orthodontics, drug delivery, wound care, tissue engineering, nerve regeneration and cartilage repair.

Other than as set out above, there has been no event that has significantly or may significantly affect the operations of the Company, the results of those operations or the state of affairs of the Company in the subsequent financial period.

19 AUDITORS' REMUNERATION

The auditor of Metabolic Pharmaceuticals Limited is Ernst & Young.

Amounts received or due and receivable by Ernst & Young for:

	30 June 2008 $	30 June 2007 $
An audit or review of the financial reports of the entity.		
– half and full-year audits	35,900	35,900
Other services in relation to the entity:		
– preparation of tax return and related services	3,000	8,060
– AIFRS Impact Assessment Report and AIFRS advice	–	5,000
Total for entity auditors	38,900	48,960

The Directors are satisfied that the provision of non-audit services during the current period is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The nature and scope of each type of non-audit service provided means that auditor independence was not compromised.

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a) Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, trade and other receivables and trade and other payables.

	30 June 2008 $	30 June 2007 $
Cash and cash equivalents	16,472,982	20,579,943
Trade and other Receivables	167,406	240,445
Trade and other Payables	91,933	949,727

(b) Available-For-Sale Financial Asset

	30 June 2008 $	30 June 2007 $
Available-For-Sale Financial Asset	137,500	487,500

The Company's available-for-sale financial asset consists of 1,250,000 fully paid ordinary shares held in Neuren Pharmaceuticals Limited ("Neuren"), a company listed on the ASX Limited (ASX Code: NEU).

(c) Risk Management Policy

Metabolic has a formal risk management policy and a risk management system which follows the principles of the Australian standard AS/NZS 4360. This approach to risk management involves identifying, assessing and managing the risks that affect the business, whilst at the same time considering these risks in the context of the Company's values, objectives and strategies. The Board is responsible for overseeing the implementation of the risk management system, and reviews and assesses the effectiveness of the Company's implementation of that system.

The Company seeks to ensure that its exposure to undue risk which is likely to impact its financial performance, continued growth and survival is minimised in a cost effective manner.

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(d) Significant Accounting Polices

Details of significant accounting policies and methods adopted, including the criteria for recognition, the basis for measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 2.

The carrying amounts of cash and cash equivalents, trade and other receivables and trade and other payables represents their fair values determined in accordance with the accounting policies disclosed in Note 2.

The carrying amount of the available-for-sale investment in Neuren is determined as the market price of the shares at the close of business on the balance sheet date. The accounting policy relating to this available-for-sale investment is disclosed in Note 2.

Interest revenue on cash and cash equivalents and foreign exchange movements on trade and other receivables and other payables are disclosed in Note 4.

(e) Capital Risk Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain an optimal capital structure so as to maximise shareholder value. In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company's Constitution and any relevant regulatory requirements. The capital structure of the Company consists of equity attributed to equity holders of the Company comprising contributed equity, reserves and accumulated losses as disclosed in note 15. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management, the Board monitors the need to raise additional equity from the equity markets.

(f) Financial Risk Management

The main financial risks the Company is exposed to through its operations are:

- Interest Rate Risk
- Foreign Exchange Risk
- Credit Risk
- Liquidity Risk
- Other Price Risk

Interest Rate Risk

Interest rate risk is where the value of a financial instrument may fluctuate as a result of changes in market interest rates.

The Company is exposed to interest rate risks via the cash and cash equivalents that it holds. To date all cash and cash equivalents have been held by the ANZ Bank. The objective of managing interest rate risk is to minimise the Company's exposure to fluctuations in interest rates that might impact its interest revenue and cash flow. To manage interest rate risk, the Company locks a portion of the Company's cash and cash equivalents into term deposits. The maturity of term deposits is determined based on the Company's cash flow forecast. Interest rate risk is considered when placing funds on term deposit. The Company considers the reduced interest rate received by retaining cash and cash equivalents in the Company's operating account compared to placing funds on term deposit. This consideration also takes into account the costs associated with early withdrawal of a term deposit should access to cash and cash equivalents be required.

The Company's exposure to interest rate risk and the weighted average interest rates on the Company's financial assets and financial liabilities is as follows:

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

2008	Weighted Average Effective Interest Rate	Floating Interest Rate	Fixed Interest Rate Within Year $	Fixed Interest Rate 1 to 5 years $	Fixed Interest Rate Over 5 years $	Non-Interest Bearing $	Total
Financial Assets:							
Cash and cash equivalents	7.92%	272,690	16,200,000	-	-	292	16,472,982
Trade and other Receivables	-	-	-	-	-	167,406	167,406
Total Financial Assets:	-	272,690	16,200,000	-	-	167,697	16,640,388
Financial Liabilities:							
Trade and other Payables	-	-	-	-	-	91,933	91,933
Total Financial Liabilities:	-	-	-	-	-	91,933	91,933
2007							
Financial Assets:							
Cash and cash equivalents	6.42%	629,652	19,950,000	-	-	291	20,579,943
Trade and other Receivables	-	-	-	-	-	240,445	240,445
Total Financial Assets:	-	629,652	19,950,000	-	-	240,736	20,820,388
Financial Liabilities:							
Trade and other Payables	-	-	-	-	-	949,727	949,727
Total Financial Liabilities:	-	-	-	-	-	949,727	949,727

There has been no change to the Company's exposure to interest rate risk or the manner in which it manages and measures its risk in the year ended 30 June 2008.

The analysis below details the impact on the Company's loss after tax if the interest rate associated with cash and cash equivalents was to fluctuate by the margins below, assuming all other variables had remained constant:

	Higher/(Lower) 2008 $	Higher/(Lower) 2007 $
+1% (100 basis points)	17,199	11,618
-1% (100 basis points)	(18,124)	(11,001)

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Foreign Currency Risk

Foreign currency risk is where the value of a financial instrument may fluctuate due to changes in foreign exchange rates.

The Company is exposed to foreign currency risk via the trade and other receivables and trade and other payables that it holds. The Company has no significant foreign currency risk and therefore has determined that it does not currently require a policy to hedge overseas payments or receivables.

The following financial assets and liabilities are subject to foreign currency risk:

	30 June 2008 $	30 June 2007 $
Cash and cash equivalents	–	–
Trade and other Receivables	–	–
Trade and other Payables	–	228,498
Total	–	228,498

The Company conducts some activities outside of Australia which exposes it to transactional currency movements where the Company is required to pay a currency other than its functional currency. Foreign currency risk is measured by regular review of the Company's cash forecasts, monitoring the dollar amount and currencies that payments are anticipated to be paid in.

The analysis below details the impact on the Company's loss after tax if exposure to foreign currency risk was to fluctuate by the margins below, assuming all other variables had remained constant:

	(Higher)/Lower 2008 $	(Higher)/Lower 2007 $
AUD/USD +5%	–	($8,415)
AUD/USD -10%	–	$16,830
AUD/GBP +5%	–	($3,010)
AUD/GBP -10%	–	$6,020

Credit Risk

Credit risk is where a counterparty may default on its contractural obligations resulting in a financial loss to the Company.

The Company is exposed to credit risk via its cash and cash equivalents and trade and other receivables. To reduce risk exposure for the Company's cash and cash equivalents, they are placed with the Company's bankers, the ANZ Bank (S&P Rating AA/A–1+, Moody's rating Aa1/P–1). A change to the Company's bankers requires Board approval.

To date the Company has had minimal trade and other receivables, with the majority of its cash receipts being provided via shareholder investment. The Company's trade and other receivables largely relate to accrued interest and GST refunds.

There are no significant concentrations of credit risk within the Company.

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

The analysis of trade and other receivables is as follows:

	0–30 days	30–60 days	60–90 days	90+ day	Total
2008	**$**	**$**	**$**	**$**	**$**
Trade and other Receivables	122,823	11,449	25,952	7,182	167,406
2007					
Trade and other Receivables	137,817	17,808	21,107	63,713	240,445

Liquidity Risk

Liquidity risk is where the Company may encounter difficulty in raising funds to meet its financial liabilities.

The Company is exposed to liquidity risk via its trade and other payables. Responsibility for liquidity risk rests with the Board who regularly review liquidity risk by monitoring undiscounted cash flow forecasts and actual cash flows provided to them by the Company's management at board meetings to ensure that the Company continues to be able to meet its debts as and when they fall due. Contracts are not entered into unless the Board is satisfied that there is sufficient cash flow to fund the additional commitment. The Board determines when reviewing the undiscounted cash flow forecasts whether the Company needs to raise additional working capital from its existing shareholders, the equity capital markets or any other available sources.

Analysis of trade and other payables, performed on a contractural basis, is as follows:

	0–30 days	30–60 days	60–90 days	90+ day	Total
2008	**$**	**$**	**$**	**$**	**$**
Trade and other Payables	90,033	1,900	-	-	91,933
2007					
Trade and other Payables	551,641	248,880	18,883	130,323	949,727

Other Price Risk – Available-For-Sale Financial Asset

The Company's available-for-sale financial asset consists of 1,250,000 fully paid ordinary shares held in Neuren Pharmaceuticals Limited ("Neuren"), a company listed on the ASX Limited (ASX Code: NEU), and therefore subject to price risk associated with fluctuations in the market price.

The Board has determined that there is no effective instrument available to efficiently manage its exposure to price fluctuations of an equity investment such as Neuren the nature of which is inherently speculative . Accordingly it regularly monitors its investment in Neuren by closely following the material disclosed by Neuren to the ASX.

Prior to 30 June 2008, gains or losses on the fair value of the investment in Neuren were reported in equity.

At 30 June 2008 the Board determined the investment in Neuren to be impaired and accordingly an amount comprising the difference between its cost and the market price of the shares on the balance sheet date was transferred from equity to the income statement.

20 FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

Other Price Risk – Available-For-Sale Financial Asset (continued)

The analysis below indicates the impact on the Company's loss after tax and equity had the market price of the investment in Neuren fluctuated by the margins below:

	Higher/(Lower) 2008 $	Higher/(Lower) 2007 $
Equity:		
Share Price +20%	–	97,500
Share Price -20%	–	(97,500)
Profit and Loss:		
Share Price +20%	27,500	–
Share Price -20%	(27,500)	–

21 KEY MANAGEMENT PERSONNEL DISCLOSURES

The Key Management Personnel compensation disclosures required by the Corporations Act 2001 are provided in the Remuneration Report in the Directors' Report.

(A) DETAILS OF KEY MANAGEMENT PERSONNEL

The Key Management Personnel of Metabolic are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, during the financial year. The Key Management Personnel are:

(i) Directors

Mr Rob Stewart	Chairman (Non-Executive)
Dr Arthur Emmett	Director (Non-Executive) – resigned 28 August 2007
Dr Roland Scollay	Director (Chief Executive Officer)–resigned as a director 29 April 2008
Dr Chris Belyea	Director (Chief Scientific Officer) – resigned as a director 30 August 2007
Dr Evert Vos	Director (Non-Executive) – resigned as a director 6 July 2007
Mr Don Clarke	Director (Non-Executive)
Mr Iain Kirkwood	Director (Non-Executive) – appointed 30 April 2008
Mr Franklyn Brazil	Director (Non-Executive) – appointed 21 May 2008
Mr Paul Lappin	Director (Non-Executive) – appointed 21 May 2008

(ii) Other Key Management Personnel

Ms Belinda Shave	Company Secretary/Financial Controller
Dr Caroline Herd	VP – Clinical Development & Regulatory Affairs – ceased employment 30 November 2007

21 KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(B) OPTION AND PERFORMANCE RIGHTS HOLDINGS OF KEY MANAGEMENT PERSONNEL

(i) Option holdings of Key Management Personnel

Directors		Balance at beginning of period	Granted as Compensation	Options Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exercisable at end of period	Total Not Exercisable at end of period	Total Vested during year
Dr Roland Scollay[1]	2008	1,500,000	–	–	–	1,500,000	1,500,000	1,500,000	–	300,000
	2007	1,500,000	–	–	–	1,500,000	1,200,000	1,200,000	300,000	350,000
Other Key Management Personnel										
Ms Belinda Shave	2008	120,000	–	–	–	120,000	120,000	120,000	–	36,000
	2007	120,000	–	–	–	120,000	84,000	84,000	36,000	36,000
Dr Caroline Herd	2008	150,000	–	–	(150,000)	–	–	–	–	–
	2007	399,900	–	–	(249,900)	150,000	150,000	150,000	–	45,000
Total	2008	1,770,000	–	–	(150,000)	1,620,000	1,620,000	1,620,000	–	336,000
	2007	2,019,900	–	–	(249,900)	1,770,000	1,434,000	1,434,000	336,000	431,000

Dr Scollay resigned as Director on 29 April 2008 and ceased employment on 1 July 2008 All options held by Dr Scollay on 1 July 2008 were forfeited on that date.

(ii) Performance Rights holdings of Key Management Personnel

Directors		Balance at beginning of period	Granted as Compensation	Performance Rights Exercised	Net Change Other	Balance at end of period	Total Vested at end of period	Total Exercisable at end of period	Total Not Exercisable at end of period	Total Vested during year
Dr Roland Scollay[a]	2008	646,910	–	(426,307)	(220,603)	–	–	–	–	390,370
	2007	253,668	418,608	–	(25,366)	646,910	35,937	35,937	610,973	35,937
Dr Chris Belyea[b]	2008	293,795	–	(75,420)	(218,375)	–	–	–	–	59,096
	2007	115,211	190,104	–	(11,520)	293,795	16,324	16,324	277,471	16,324
Other Key Management Personnel										
Ms Belinda Shave	2008	181,323	–	(38,797)	(12,888)	129,638	–	–	129,638	38,797
	2007	69,124	128,904	(9,793)	(6,912)	181,323	–	–	181,323	9,793
Dr Caroline Herd[c]	2008	193,403	–	(41,315)	(152,088)	–	–	–	–	41,315
	2007	76,037	135,744	(10,774)	(7,604)	193,403	–	–	193,403	10,774
Total	2008	1,315,431	–	(581,839)	(603,954)	129,638	–	–	129,638	529,578
	2007	514,040	873,360	(20,567)	(51,402)	1,315,431	52,261	52,261	1,263,170	72,828

Notes

[a] Dr Rolland Scollay resigned as a Director on 29 April 2008 and ceased employment on 1 July 2008

[b] Dr Chris Belyea resigned as a Director on 30 August 2007 and ceased employment on 30 September 2007.

[c] Dr Caroline Herd ceased employment on 30 November 2007.

21 KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

(C) SHAREHOLDINGS OF KEY MANAGEMENT PERSONNEL

Details of the movements in the number of ordinary shares in Metabolic Pharmaceuticals Limited held during the financial year by each Director and other Key Management Personnel, including their personally-related entities, are set out below:

Shares held in Metabolic Pharmaceuticals Limited

Directors		Balance at beginning of period	Granted as Compensation	On Exercise of Options or Performance Rights	Net Change Other	Balance at end of period
	2008	20,000	-	426,307	-	446,307
Dr Roland Scollay (i)	2007	20,000	-	-	-	20,000
	2008	464,077	-	75,420	(539,497)	-
Dr Chris Belyea (ii)	2007	464,077	-	-	-	464,077
	2008	-	-	-	-	-
Mr Rob Stewart	2007	-	-	-	-	-
	2008	494,192	-	-	(494,192)	-
Dr Arthur Emmett (iii)	2007	494,192	-	-	-	494,192
	2008	64,000	-	-	-	64,000
Mr Don Clarke (a)	2007	-	-	-	64,000	64,000
	2008	283,077	-	-	(283,077)	-
Dr Evert Vos (iv)	2007	283,077	-	-	-	283,077
	2008	-	-	-	1,949,723	1,949,723
Mr Iain Kirkwood (b)(v)	2007	-	-	-	-	-
	2008	-	-	-	45,492,701	45,492,701
Mr Franklyn Brazil (c)(vi)	2007	-	-	-	-	-
	2008	-	-	-	2,193,667	2,193,667
Mr Paul Lappin (d)(vi)	2007	-	-	-	-	-
Other Key Management Personnel						
	2008	154,193	-	38,797	-	192,990
Ms Belinda Shave	2007	144,400	-	9,793	-	154,193
	2008	10,874	-	41,315	(52,189)	-
Dr Caroline Herd (vii)	2007	100	-	10,774	-	10,874
	2008	1,490,413	-	581,839	48,267,136	50,339,388
Total	2007	1,405,846	-	20,567	64,000	1,490,413

Notes (a), (b), (c) and (d): Shares held indirectly included in balance at 30 June 2008–(a) 64,000, (b) 1,549,723, (c) 45,492,701 and (d) 2,073,667.
(i) Dr Roland Scollay resigned as a Director on 29 April 2008 but remained employed until 1 July 2008.
(ii) Dr Chris Belyea resigned as a Director on 30 August 2007 but remained employed until 30 September 2007.
(iii) Dr Arthur Emmett resigned as a Director on 28 August 2007
(iv) Dr Evert Vos resigned as a Director on 6 July 2007.
(v) Mr Ian Kirkwood was appointed as a Director on 30 April 2008.
(vi) Mr Franklyn Brazil and Mr Paul Lappin were appointed as Directors on 21 May 2008.
(vii) Dr Caroline Herd ceased employment on 30 November 2007.

(D) LOANS TO KEY MANAGEMENT PERSONNEL

No loans have been made to Directors of Metabolic or to any other Key Management Personnel, including their personally-related entities.

(E) OTHER TRANSACTIONS WITH DIRECTORS

Mr Don Clarke, a Director of the Company, is a partner of the law firm Minter Ellison, which provides legal services to the Company. During the year legal fees, including miscellaneous expenses, totalling $4,711 were paid or payable to Minter Ellison by the Company. These legal fees were charged at commercial rates.

Ernst & Young Building
8 Exhibition Street
Melbourne VIC 3000 Australia
GPO Box 67 Melbourne VIC 3001
Tel: +61 3 9288 8000
Fax: +61 3 8650 7777
www.ey.com/au

Independent Audit Report

to the members of Metabolic Pharmaceuticals Limited

Report on the Financial Report

We have audited the accompanying financial report of Metabolic Pharmaceuticals Limited, which comprises the balance sheet as at 30 June 2008, and the income statement, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors' declaration.

Directors' Responsibility for the Financial Report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with the Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 2, the directors also state that the financial report, comprising the financial statements and notes, complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, we consider internal controls relevant to the entity's preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal controls. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit we have met the independence requirements of the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

ERNST & YOUNG

Auditor's Opinion
In our opinion:

1. the financial report of Metabolic Pharmaceuticals Limited is in accordance with the *Corporations Act 2001*, including:
   (i) giving a true and fair view of the financial position of Metabolic Pharmaceuticals Limited at 30 June 2008 and of its performance for the year ended on that date; and
   (ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Regulations 2001*.

2. the financial report also complies with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on the Remuneration Report

We have audited the Remuneration Report included in pages 18 to 27 of the directors' report for the year ended 30 June 2008. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the *Corporations Act 2001*. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor's Opinion
In our opinion the Remuneration Report of Metabolic Pharmaceuticals Limited for the year ended 30 June 2008, complies with section 300A of the *Corporations Act 2001*.

Ernst + Young

Ernst & Young

J Lonergan

Joanne Lonergan
Partner
Melbourne
20 August 2008

Additional information required by the ASX Limited

Distribution and details of shareholders

The number of shareholders, by size of holding, of quoted Fully Paid Ordinary Shares, as at 22 September 2008 is:

Category		Fully Paid Ordinary Shares
	No. of Holders	No of Shares
1 – 1,000	829	595,589
1,001 – 5,000	2,165	6,501,837
5,001 – 10,000	1,164	9,609,030
10,001 – 100,000	2,105	68,677,850
100,001 and over	357	216,019,815
Total	6,620	301,404,121
Number of holders with less than a marketable parcel of share	4,644	23,040,958

Names of the 20 largest shareholders

The names of the 20 largest shareholders of quoted Fully Paid Ordinary Shares and their respective holdings as at 22 September 2008 are:

Name Of Shareholding	No. of shares	% Interest
Brazil Farming Pty Ltd	36,012,701	11 95
Lateral Innovations Pty Ltd Trust A/C	10,219,999	3 39
Mr Kenneth Frank Dawson	10,010,000	3 32
Monash Investment Holdings Pty Ltd	9,607,520	3 19
Brazil Farming Pty Ltd	9,480,000	3 15
Shorebrook Pty Limited	5,575,000	1 85
J D B Services Pty Ltd [RAC & JD Brice Investment A/C]	4,280,000	1.42
Jolitech Pty Ltd [Frank Man-Woon Ng A/C]	4,000,000	1 33
Citicorp Nominees Pty Limited	2,380,692	0.79
Octagonal Superannuation Pty Ltd [Octagonal Super Fund A/C]	2,000,000	0.66
HSBC Custody Nominees [Australia] Limited	1,910,448	0.63
RBC Dexia Investor Services Australia Nominees Pty Limited [MLCI A/C]	1,806,417	0.60
Mr Brian Gordon Alfred Matthews	1,733,300	0.58
Dr Ian Francis	1,666,667	0.55
Glenshee Pty Ltd	1,666,667	0.55
Lappin Consulting Pty Ltd	1,666,667	0 55
Super Comp No 25 Pty Ltd [McMahon Super B/F A/C]	1,666,667	0.55
Mr Peter Damien Francis	1,666,666	0.55
Schirm Private Equity LP	1,639,344	0.54
NEFCO Nominees Pty Ltd	1,500,000	0.50
Total	110,488,755	36.65

Additional information required by the ASX Limited

Unquoted options

Details of the number of unquoted options on issue and number of holders are as follows (not including options or rights that were issued or acquired under an employee incentive scheme):

ASX Code	Exercise price	Expiry date	No. of options	No. of holders
MBPAU	$1.25	1 March 2009	183,333	3

Holders with 20 per cent of more of an unquoted class of options are as follows:

MBPAU options	No. of options
Emerging Market Equity Research	100,000
Bruce Coleman	50,000

Voting Rights

Clauses 45 to 54 of the Company's Constitution stipulate the voting rights of members. In summary but without prejudice to the provisions of the Constitution, every member present in person or by representative, proxy or attorney shall have one vote on a show of hands and on a poll have one vote for each share held by the member.

Substantial Shareholders

The names of the substantial shareholders of Metabolic and their respective holdings are:

Name of Shareholding	No. of shares
Brazil Farming	45,492,701

Quotation of the Company's shares

ASX Limited

Metabolic has been granted official quotation for its shares on the ASX Limited (ASX code: MBP).

American Depositary Receipts

Metabolic has a level 1 American Depositary Receipts (ADR) programme (OTC code: MBLPY). An ADR is a stock which trades in the US but represents a specified number of shares in a foreign corporation. ADRs are bought and sold on American stock markets just like regular stocks, and are issued/sponsored in the US by a bank or brokerage firm. A Level 1 ADR is the most basic type of ADR and can be found on the over-the-counter market.

Corporate Directory

Company name
Metabolic Pharmaceuticals Limited ("Metabolic")

ABN
96 083 866 862

Directors
Mr Rob Stewart (Chairman & Non-Executive Director)
Mr Don Clarke (Non-Executive Director)
Mr Iain Kirkwood (Non-Executive Director)
Mr Franklyn Brazil (Non-Executive Director)
Mr Paul Lappin (Non-Executive Director)

Company Secretary
Ms Belinda Shave

Registered Office
Level 3, 509 St Kilda Road,
Melbourne, Victoria 3004
T: +61 3 9860 5700
F: +61 3 9860 5777
E: info@metabolic.com.au

Share Registry
Computershare Investor Services Pty Ltd
Yarra Falls
452 Johnston Street
Abbotsford, Victoria 3067
T: +1300 850 505 (within Australia)
T: +61 3 9415 4000 (outside Australia)

Auditors
Ernst & Young
8 Exhibition Street
Melbourne, Victoria 3000

Bankers
Australia and New Zealand Banking Group Limited
Melbourne, Victoria

Stock Exchange Listing(s)
Metabolic shares are quoted on the ASX Limited (ASX code: MBP)

Metabolic securities are available in the US through a
Level 1 American Depositary Receipts (ADR) program.
(Over-The-Counter code: MBLPY).

Website
www.metabolic.com.au

metabolic

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	02-Oct-2008
Time	12:42:01
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Sale Agreement Signed for Acquisition of PolyNovo

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

ASX Announcement

metabolic

ASX code: MBP

Share Sale Agreement signed for acquisition of PolyNovo

Melbourne, 2 October 2008. Metabolic Pharmaceuticals Limited ("Metabolic") today announced that it, Xceed Capital Limited ("Xceed") and Commonwealth Scientific and Industrial Research Organisation ("CSIRO") have executed a Share Sale Agreement relating to Metabolic's acquisition of PolyNovo Biomaterials Ltd ("PolyNovo").

The Chairman of Metabolic, Mr Rob Stewart, commented 'the Board is delighted that this important next step in the acquisition of PolyNovo has now been completed. The parties had set an aggressive timetable for carrying out due diligence and to negotiate the terms of the Share Sale Agreement and unfortunately these matters had taken somewhat longer than expected. The final terms reflect those previously advised by Metabolic to the market with the exception that (a) the agreed number of new Metabolic shares to be issued to Xceed and CSIRO will be 157,577,919 and 82,951,398 (previously approximately 89 million shares) respectively; (b) Xceed intends to distribute all but approximately 7.4 million of the 158 million Metabolic shares to be issued to it; and (c) the company name of Metabolic is proposed to change to PolyNovo Limited; We are now in a position to press ahead with all of the other steps necessary to complete this exciting acquisition which we believe has significant potential for value accretion for Metabolic shareholders.'

The completion of the transaction is still subject to several conditions precedent, including the approval by both Metabolic and Xceed shareholders at general meetings. The meeting of Metabolic shareholders will be convened as soon as practicable in order to obtain the necessary approvals for the acquisition. It is expected that the shareholder approvals will be sought at the Company's Annual General Meeting which is now likely to be held in the second half of November 2008.

Previous announcements regarding this transaction are available at www.metabolic.com.au in the Investor Relations section.

For further information, contact:

Ms Diana Attana
Metabolic Pharmaceuticals Limited
Assistant Company Secretary/IRO
E: diana.attana@metabolic.com.au
T: +61 3 9860 5700

Inherent Risks of Investment in Biotechnology Companies
There are many inherent risks associated with the development of products to a marketable stage. The clinical trial process is designed to assess the safety and efficacy of products prior to commercialisation and a significant proportion fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights. Thus investment in companies such as Metabolic, must be regarded as highly speculative. Metabolic strongly recommends that professional investment advice be sought prior to such investments.

Forward-looking statement
Certain statements in this announcement contain forward-looking statements regarding the Company's business and the therapeutic and commercial potential of its technologies and products in development. Such statements are subject to certain risks and uncertainties inherent in the process of developing products that can be proven to be safe and effective. Metabolic undertakes no obligation to publicly update any forward looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this announcement.

ASX
AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	METABOLIC PHARMACEUTICALS LIMITED
Fax number	0398605777
From	ASX Limited – Company Announcements Office
Date	05-Sep-2008
Time	13:12:11
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Update on acquisition of PolyNovo

RECEIVED
2008 OCT 20 P 2:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

If your announcement is classified by ASX as sensitive, your company's securities will be placed into "pre-open" status on ASX's trading system. This means that trading in your company's securities is temporarily stopped, to allow the market time to assess the contents of your announcement. "Pre-open" is approximately 10 minutes for most announcements but can be 50 minutes (approximately) for takeover announcements.

Once "pre-open" period is completed, full trading of the company's securities recommences.

metabolic

ASX Announcement **ASX code: MBP**

Update on acquisition of PolyNovo

Melbourne, 5 September 2008. Metabolic Pharmaceuticals Limited ("Metabolic") today announced an update to its earlier announcement (18 July 2008) concerning the proposed acquisition of PolyNovo Biomaterials Ltd ("PolyNovo") from Xceed Capital Limited and Commonwealth Scientific and Industrial Research Organisation (CSIRO).

Metabolic advises that due diligence has been substantially completed and all parties are currently involved in negotiations on the terms of the Share Acquisition Agreement. It is expected that those negotiations will be finalised within two weeks.

A further update will be provided to the market as soon as the Company is in the position to do so.

For further information, contact:

Ms Diana Attana
Metabolic Pharmaceuticals Limited
Assistant Company Secretary/IRO
E: diana.attana@metabolic.com.au
T: +61 3 9860 5700

END